UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2013

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Zone 3 Acheson Industrial Area

2-53016 Highway 60

Acheson, Alberta

Canada T7X 5A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	Notice of Annual Meeting and Management Information Circular.

2.	Form of Proxy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name: Title:	David Blackley Chief Financial Officer

Date: August 23, 2013

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING

AND MANAGEMENT INFORMATION CIRCULAR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

SEPTEMBER 18, 2013

August 23, 2013

NORTH AMERICAN ENERGY PARTNERS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS TO BE HELD

ON SEPTEMBER 18, 2013

NOTICE IS HEREBY GIVEN that the annual meeting of holders of common shares (the “NAEP Shareholders”) of North American Energy Partners Inc. (the “Corporation”) will be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 18th day of September, 2013, at 4:00 p.m. (Mountain Time) (the “Meeting”), for the following purposes:

1.	to receive the audited comparative consolidated financial statements of the Corporation for the year ended March 31, 2013 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to re-appoint the auditors of the Corporation for the ensuing year and to authorize the directors to fix the remuneration of the auditors as such; and

4.	to transact such other business as may properly come before the Meeting or any adjournments thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the management information circular (the “Information Circular”). Capitalized terms used in this notice of annual meeting and not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular.

The Information Circular and a form of proxy accompany this notice.

NAEP Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the Information Circular accompanying this notice. A proxy will not be valid unless it is deposited with our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Eastern Time), on September 16th, 2013 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof.

DATED at Edmonton, Alberta, this 23rd day of August, 2013.

BY ORDER OF THE BOARD OF DIRECTORS OF NORTH AMERICAN ENERGY PARTNERS INC.

/s/ David Blackley
Chief Financial Officer

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

GOVERNANCE COMMITTEE	50

HEALTH, SAFETY, ENVIRONMENT AND BUSINESS RISK COMMITTEE	50

SPECIAL (CEO SEARCH COMMITTEE)	51

ADDITIONAL INFORMATION	52

GENERAL	52

APPROVAL OF PROXY CIRCULAR	52

NORTH AMERICAN ENERGY PARTNERS INC.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) and accompanying form of proxy (the “Proxy”) are furnished in connection with the solicitation of proxies by or on behalf of management of North American Energy Partners Inc. (the “Corporation”, “NAEP”, “our” or “we”) for use at the annual meeting (the “Meeting”) of holders of common shares of the Corporation (the “NAEP Shareholders”) to be held at the head office of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta on the 18th day of September, 2013, at 4:00 p.m. (Mountain Time), and at any adjournments thereof, for the purposes set forth in the accompanying notice of meeting, dated August 23, 2013 (the “Notice of Meeting”).

It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost. The cost of this solicitation will be borne by the Corporation. The Corporation may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Corporation (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Information Circular, the Notice of Meeting and Proxy to the beneficial owners of such shares. The Corporation will provide, without cost to such persons, upon request to the Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

The Corporation is not sending proxy-related materials directly to non-registered shareholders who are non-objecting Beneficial Shareholders of NAEP Common Shares, but will make delivery through Intermediaries. The Corporation will pay for Intermediaries to deliver proxy-related materials to non-registered shareholders who are objecting Beneficial Shareholders of NAEP Common Shares.

The Notice of Meeting, Proxy and this Information Circular will be mailed to NAEP Shareholders commencing on or about August 23, 2013. In this Information Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the matters contained herein other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

This Information Circular does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Information Circular may contain forward-looking information that is based on expectations and estimates as of the date of this Information Circular. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts, and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update any forward-looking information, except as required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. See risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada, including, but not limited to, our most recent annual and interim management’s discussion and analysis.

RECORD DATE

The record date (the “Record Date”) for determining which NAEP Shareholders shall be entitled to receive notice of and to vote at the Meeting is August 14, 2013. Only NAEP Shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date such shareholder of record transfers its shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such shares, requests in writing at least 10 days prior to the Meeting or any adjournments thereof that the Transferee may have his, her or its name included on the list of NAEP Shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be filed with Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, together with a copy to the Secretary of the Corporation at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T7X 5A7.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Corporation’s transfer agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

APPOINTMENT OF PROXYHOLDERS

The persons named in the accompanying Proxy as proxyholders are representatives of management of NAEP. Every NAEP Shareholder has the right to appoint a person or company to represent them at the Meeting other than the persons named in the accompanying Proxy. A NAEP Shareholder desiring to appoint some other person (who need not be a shareholder of NAEP) to represent him, her or it at the Meeting, may do so either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to our transfer agent Computershare Investor Services Inc., (i) by mail using the enclosed return envelope or one addressed to Computershare Investor Services Inc., Proxy Department, 135 West Beaver Creek, P.O. Box 300, Richmond Hill, Ontario, L4B 4R5, or (ii) by hand delivery to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Alternatively, you may vote electronically by telephone (1-866-732-8683) or internet (www.investorvote.com) by following the instructions on the enclosed form of proxy. Your proxy or voting instructions must be received in each case no later than 10:00 a.m. (Eastern Time), on September 16th, 2013 and if the Meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) prior to the commencement of any adjournment thereof. A Proxy must be signed by a NAEP Shareholder or its attorney duly authorized in writing or, if a NAEP Shareholder is a corporation, by a duly authorized officer, attorney or other authorized signatory of the NAEP Shareholder. If a proxy is given by joint shareholders, it must be executed by all such joint shareholders.

VOTING OF PROXIES

If a Proxy is completed, signed and delivered to the Corporation in the manner specified above, the persons named as proxyholders therein shall vote or withhold from voting the shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the NAEP Shareholder appointing them, on any show of hands or any ballot that may be called for and, if the NAEP Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote in accordance with the specification so made. In the absence of such specification, or if the specification is not certain, the shares represented by such Proxy will be voted in favour of the matters to be acted upon as specified in the Notice of Meeting.

A Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournments thereof. As of the date of this Information Circular, the Board of Directors of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if amendments, variations or other matters should properly come before the Meeting, the Proxy will be voted on such amendments, variations and other matters in accordance with the best judgment of the person or persons voting such Proxy.

REVOCABILITY OF PROXY

Any NAEP Shareholder returning an enclosed Proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the NAEP Shareholder or by his, her or its attorney authorized in writing or, if the NAEP Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation to the attention of the Secretary of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairperson of the Meeting, prior to the commencement of the Meeting. A NAEP Shareholder attending the Meeting has the right to vote in person and, if he, she or it does so, his, her or its proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many NAEP Shareholders, as a substantial number of NAEP Shareholders do not hold common shares of the Corporation (“NAEP Common Shares”) in their own name, and thus are considered non-registered shareholders. NAEP Shareholders who do not hold their NAEP Common Shares in their own name (“Beneficial Shareholders”) should note that only Proxies deposited by NAEP Shareholders whose names appear on the records of the Corporation as the registered holders of NAEP Common Shares can be recognized and acted upon at the Meeting. If NAEP Common Shares are listed in an account statement provided to a NAEP Shareholder by a broker, then, in almost all cases, those NAEP Common Shares will not be registered in the NAEP Shareholder’s name on the records of the Corporation. Such NAEP Common Shares will more likely be registered under the name of the NAEP Shareholder’s broker or an agent of that broker or another similar entity (called an “Intermediary”). NAEP Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting NAEP Common Shares.

Beneficial Shareholders should ensure that instructions respecting the voting of their NAEP Common Shares are communicated in a timely manner and in accordance with the instructions provided by their Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their NAEP Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting NAEP Common Shares registered in the name of their Intermediary, a Beneficial Shareholder may attend at the Meeting as proxyholder for the Intermediary and vote the NAEP Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their NAEP Common Shares as a proxyholder, should enter their own names in the blank space on the form of proxy provided to them by their Intermediary and timely return the same to their Intermediary in accordance with the instructions provided by their Intermediary, well in advance of the Meeting.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by the Corporation is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Residents of the United States should be aware that such requirements may be different than those of the United States applicable to proxy statements under the US Exchange Act.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation’s authorized capital consists of an unlimited number of NAEP Common Shares and an unlimited number of non-voting NAEP Common Shares. As at August 14, 2013, there were a total of 36,310,926 NAEP Common Shares outstanding and no non-voting NAEP Common Shares outstanding. Each NAEP Common Share entitles the holder thereof to one vote in respect of each of the matters to be voted upon at the Meeting. To the knowledge of the Corporation’s directors and executive officers, the following individuals or entities beneficially own, control or direct, directly or indirectly, securities carrying more than 10.0% of the voting rights attached to the NAEP Common Shares:

Name of Beneficial Owner	Number of NAEP Common Shares	% of Outstanding NAEP Common Shares
Harbinger Capital Partners, LLC (a)	7,032,322	19.4
Perry Corp. (b)	4,598,466	12.7

(a)

Harbinger Group Inc. may be deemed to beneficially own 7,032,322 NAEP Common Shares. Such shares are held in the name of HGI Funding, LLC, which is a direct, wholly-owned subsidiary of Harbinger Group Inc.

(b)

Perry Partners, L.P. directly holds 2,161,361 NAEP Common Shares. Perry Luxco S.A.R.L. directly holds 1,718,443 NAEP Common Shares. Perry Partners International, Inc. directly holds 718,662 NAEP Common Shares. Richard Perry is the President and sole shareholder of Perry Corp., which is the investment manager of Perry Partners International, Inc. and the managing general partner of Perry Partners, L.P. Perry Partners International, Inc. is the indirect sole shareholder of the class of securities owned by Perry Luxco S.A.R.L. As such, Mr. Perry may be deemed to have beneficial ownership over the respective NAEP Common Shares owned by Perry Luxco S.A.R.L., Perry Partners, L.P. and Perry Partners International, Inc.; however, Mr. Perry disclaims such beneficial ownership, except to the extent of his pecuniary interest, if any, therein.

QUORUM

A quorum for the transaction of business at the Meeting shall consist of at least two persons holding or representing by proxy not less than twenty (20%) percent of the outstanding shares of the Corporation entitled to vote at the meeting.

If a quorum is not present at the opening of the Meeting, the NAEP Shareholders present may adjourn the meeting to a fixed time and place but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of NAEP Shareholders is adjourned by one or more adjournments for an aggregate of more than 29 days and not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form prescribed by applicable law to each NAEP Shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

The Corporation’s list of NAEP Shareholders as of the Record Date has been used to deliver to NAEP Shareholders the Notice of Meeting and this Information Circular as well as to determine the NAEP Shareholders who are eligible to vote.

PRESENTATION OF FINANCIAL STATEMENTS

The audited comparative consolidated financial statements of the Corporation for the fiscal year ended March 31, 2013, together with the report of the auditors thereon, copies of which are contained in the Corporation’s annual report, will be presented to the NAEP Shareholders at the Meeting. Receipt at the Meeting of the auditors’ report and the Corporation’s financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	ELECTION OF DIRECTORS

The Board of Directors of the Corporation presently consists of eight directors, all of which have indicated that they wish to stand for re-election. Management proposes to set the number of directors to be elected at the Meeting at eight.

The eight nominees below are now directors of the Corporation and have been directors since the dates indicated below. It should be noted that George R. Brokaw resigned as director on June 18, 2013.

Management does not contemplate that any of the following nominees will be unable or unwilling to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed Proxy will have the right to vote for another nominee in their discretion. Each director elected at the Meeting will hold office until the next annual meeting or until his or her successor is duly elected or appointed.

The Board adopted a “Board Policy on Majority Voting for Director Nominees” (the “Policy”) on August 8, 2013. The Policy applies to the election of directors at uncontested shareholder meetings and provides that, with respect to any nominee for the Board, where the total number of shares withheld exceeds the total number of shares voted in favour of the nominee, then notwithstanding that such nominee is duly elected as a matter of corporate law, he or she shall forthwith submit his or her resignation for consideration by the Board, to take effect immediately upon acceptance by the Board. Upon receipt of such a conditional resignation, the Governance Committee shall consider the matter and, as soon as possible, make a recommendation to the full Board regarding whether or not such resignation should be accepted. After considering the recommendation of the Governance Committee, the Board shall within 90 days of the shareholder’s meeting decide whether or not to accept the tendered resignation and shall issue a press release which either confirms that they have accepted the resignation or provides an explanation for why they have refused to accept such resignation.

The following table and the notes thereto state, as of July 31, 2013, the: (i) name, municipality, province or state of residence, country of residence, and age of each nominee; (ii) the date each nominee first became a director of the Corporation (with the current term of each nominee expiring as of the holding of the Meeting); (iii) where applicable, the current position of each nominee with the Corporation (other than that of director); (iv) the present status of each nominee as an independent or non-independent director; (v) the committees upon which each nominee presently serves; (vi) the present principal occupation, business or employment of each nominee; (vii) the number of NAEP Common Shares, securities and options beneficially owned, or controlled or directed, directly or indirectly, by each nominee; and (viii) the Board and committee meeting attendance record for each nominee in the 2013 fiscal year.

Martin R. Ferron Edmonton, AB, Canada, 56 Director Since: June 7, 2012 Non-Independent Director President & Chief Executive Officer Meets share ownership guidelines

Martin R. Ferron joined the Company as President and Chief Executive Officer and a Director of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and CEO of Helix Energy Solutions Inc. (Helix), an NYSE listed international energy services company, at which he successfully refocused the company on improved project execution, asset utilization and profit performance. He also transformed Helix through a combination of measured organic growth, acquisitions and divestures, achieving a compound annual EBITDA growth rate of approximately 38% during his tenure with the company. Prior to joining Helix, Mr. Ferron worked in successively more senior management positions with oil services and construction companies including McDermott Marine Construction, Oceaneering International and Comex Group. He holds a B.Sc. in Civil Engineering from City University, London, a M.Sc. in Marine Technology from Strathclyde University, Glasgow and a MBA from Aberdeen University.

	Number of Securities Held (1)
	DSUs	Common Shares
	Nil	886,300

	Committee Membership and Attendance Record
	Board		9 of 9

Carl F. Giesler, Jr. Houston, TX, USA, 41 Director since: April 24, 2012 Independent Director Meets share ownership guidelines

Carl F. Giesler, Jr. became a Director on April 24, 2012. Mr. Giesler is Managing Director of Investments at Harbinger Group Inc. (“HGI”) and previously served as Vice President and Director of Investments at Harbinger Capital Partners LLC (“Harbinger Capital”), an affiliate of HGI. Prior to joining Harbinger Capital in 2008, Mr. Giesler was a Managing Director at AIG Financial Products Corp. (“AIG FP”), where he held a leadership role in pursuing principal investment opportunities in the oil and gas sector. Prior to joining AIG FP, he worked as an investment banker in Morgan Stanley’s Global Energy Group. Mr. Giesler is a CFA charter holder and a graduate of Harvard Law School and the University of Virginia.

Number of Securities Held (1)
	DSUs	Common Shares
	38,786	Nil

Committee Membership and Attendance Record
	Board		9 of 9
	Human Resources and Compensation		3 of 3
	Audit		3 of 3

Ronald A. McIntosh Calgary, AB, Canada, 71 Director since: May 20, 2004 Independent Director Chairman of the Board Meets share ownership guidelines

Ronald A. McIntosh became Chairman of our Board of Directors on May 20, 2004. From January 2004 until August of 2006, Mr. McIntosh was Chairman of NAV Energy Trust, a Calgary-based oil and natural gas investment fund. Between October 2002 and January 2004, he was President and Chief Executive Officer of Navigo Energy Inc. and was instrumental in the conversion of Navigo into NAV Energy Trust. He was Senior Vice President and Chief Operating Officer of Gulf Canada Resources Limited from December 2001 to July 2002 and Vice President, Exploration and International of Petro-Canada from April 1996 through November 2001. Mr. McIntosh’s significant experience in the energy industry includes the former position of Chief Operating Officer of Amerada Hess Canada. Mr. McIntosh is on the Board of Directors of Advantage Oil & Gas Ltd. and Fortress Energy Inc., now known as Alvopetro Inc.

Number of Securities Held (1)
	DSUs	Common Shares
	110,050	56,200

Committee Membership and Attendance Record
	Board		11 of 11
	Audit		2 of 2
	Governance (Chair)		3 of 4
	HSE & Business Risk		3 of 4

William C. Oehmig Houston, TX, U.S.A., 64 Director since: May 20, 2004 Independent Director Meets share ownership guidelines

William C. Oehmig served as Chairman of our Board of Directors from November 26, 2003 and until passing off this position and assuming the role of Director and chair of the Executive Committee on May 20, 2004. He now serves as chairman of the Risk Committee and on the Compensation Committee. In 1984, Mr. Oehmig became a Partner with The Sterling Group, a private equity investment firm in Houston, Texas. Mr. Oehmig has announced that as of July 1, 2012, he will become an Advisor to the Sterling Group. Prior to joining Sterling in 1984, Mr. Oehmig worked in banking, mergers and acquisitions, and represented foreign investors in purchasing and managing U.S. companies in the oilfield service, manufacturing, distribution, heavy equipment and real estate sectors. He began his career in Houston in 1974 at Texas Commerce Bank.

Mr. Oehmig currently serves on the board of Universal Fibers Inc. In the past he has served as Chairman of RoysterClark, Purina Mills, Exopack and Sterling Diagnostic Imaging and has served on the board of several portfolio companies since joining Sterling. Mr. Oehmig serves or has served and Chaired on numerous other corporate non-profit boards. Mr. Oehmig received his Bachelor of Business Administration (B.B.A.) in Economics from Transylvania University and his Masters of Business Administration (M.B.A.) from the Owen Graduate School of Management at Vanderbilt University.

Number of Securities Held (1)
	DSUs	Common Shares
	123,287	485,629

Committee Membership and Attendance Record
	Board		9 of 11
	Human Resources and Compensation		4 of 4
	HSE & Business Risk (Chair)		7 of 7

Allen R. Sello West Vancouver, BC, Canada, 74 Director Since: January 26, 2006 Independent Director Meets share ownership guidelines

Allen R. Sello became one of our Directors on January 26, 2006. His career began at Ford Motor Company of Canada in 1964, where he held finance and marketing management positions, including Treasurer. In 1979, Mr. Sello joined Gulf Canada Limited, at which he held various senior financial positions, including Vice-President and Controller. He was appointed Vice-President, Finance of its successor company Gulf Canada Resources Limited in 1987 and Chief Financial Officer in 1988. Mr. Sello then joined International Forest Products Ltd. in 1996 as Chief Financial Officer. From 1999 until his retirement in 2004 he held the position of Senior Vice-President and Chief Financial Officer for UMA Group Limited. Mr. Sello is a former director of Sterling Shoes Inc., Asamera Minerals Inc., software development companies Infowave Software Inc. and Braintech Inc., and former Chair of the Vancouver Board of Trade Government Budget and Finance Committee. Mr. Sello received his Bachelor of Commerce from the University of Manitoba and his Masters of Business Administration from the University of Toronto.

Number of Securities Held (1)
	DSUs	Common Shares
	56,778	28,100

Committee Membership and Attendance Record
	Board		11 of 11
	Audit (Chair)		4 of 4
	Human Resources and Compensation		4 of 4

Jay W. Thornton Calgary, AB, Canada, 56 Director Since: June 7, 2012 Independent Director Meets share ownership guidelines

Jay W. Thornton became one of our Directors on June 7, 2012. Mr. Thornton has over 28 years of oil and gas experience. He spent the first part of his career in various management positions with Shell. Over the past 12 years, he has held various operating and corporate executive positions with Suncor Energy, Canada’s largest integrated energy company. He spent four years in Fort McMurray at Suncor’s Oil Sands mining operations. His most recent position with Suncor was Executive Vice President of Supply, Trading and Development. Mr. Thornton has held previous board positions with both the Canadian Association of Petroleum Producers (CAAP) and the Canadian Petroleum Products Institute (CPPI). He was a past board member of the YMCA Fort McMurray and is currently a member of the board of US-based mining company, Xinergy Ltd., as well as a member of the board of a private Calgary-based oil and gas company. Effective June 2013, he became a Director of Pennwest Exploration (TSX symbol PWT). Mr. Thornton is a graduate of McMaster University with an Honours degree in Economics. He is also a recent graduate of the Institute of Corporate Directors (ICD) Directors Education Program.

Number of Securities Held (1)
	DSUs	Common Shares
	15,883	10,000

Committee Membership and Attendance Record
	Board		6 of 6
	HSE & Business Risk		5 of 5
	Audit		2 of 2

Peter W. Tomsett West Vancouver, BC, Canada, 55 Director Since: September 19, 2006 Independent Director Meets share ownership guidelines

Peter W. Tomsett became one of our Directors on September 20, 2006. From September 2004 to January 2006, Mr. Tomsett was President & Chief Executive Officer of Placer Dome Inc. based in Vancouver. He joined the Placer Dome Group in 1986 as a Mining Engineer with the Project Development group in Sydney, Australia. After various project and operating positions, he assumed the role of Executive Vice-President, Asia-Pacific for Placer Dome Inc. in 2001. In 2004, Mr. Tomsett also took on responsibility for Placer Dome Africa which included mines in South Africa and Tanzania. Mr. Tomsett has been a Director of the Minerals Council of Australia, the World Gold Council and the International Council for Mining & Metals. Mr. Tomsett has been a Director of African Barrick Gold plc since April 29, 2013. Mr. Tomsett graduated with a Bachelor of Engineering (Honours) in Mining Engineering from the University of New South Wales and also attained a Master of Science (Distinction) in Mineral Production Management from Imperial College, London. Mr. Tomsett is also Chairman of Silver Standard Resources Inc. and a director of Talisman Energy Inc.

Number of Securities Held (1)
	DSUs	Common Shares
	97,832	Nil

Committee Membership and Attendance Record
	Board		11 of 11
	Human Resources and Compensation (Chair)		4 of 4
	HSE & Business Risk		7 of 7

K. Rick Turner Houston, TX, U.S.A., 55 Director Since: November 26, 2003 Independent Director Meets share ownership guidelines

K. Rick Turner became one of our Directors on November 26, 2003. Mr. Turner, 55, recently retired from the Stephens’ family entities. Prior to his retirement, Mr. Turner was a private equity principal of the Stephens Group, LLC, a private, family-owned investment firm, since 1990. Mr. Turner is currently active with several private equity groups, most particularly, Maxim Partners, LLC. Mr. Turner has extensive experience investing in companies focused on oil and gas exploration, energy services, natural gas gathering and processing, and power technology. Prior to joining Stephens in 1983, he was employed by Peat, Marwick, Mitchell and Company. Mr. Turner currently serves as a board member for several private companies and two other publicly held companies: Energy Transfer Equity, L.P., and AmeriGas Propane Inc., general partner of AmeriGas Partners, L.P. He formerly served on the board of Energy Transfer Partners, L.P. for over 10 years. Mr. Turner earned his B.S.B.A. from the University of Arkansas and is a non-practicing Certified Public Accountant.

Number of Securities Held (1)
	DSUs	Common Shares
	60,501	63,727

Committee Membership and Attendance Record
	Board		11 of 11
	Audit		4 of 4
	Governance		4 of 4

(1)	As of July 31, 2013

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Ronald A. McIntosh is a director of Alvopetro Inc. (Alvopetro), formerly known as Fortress Energy Inc. On March 2,2011, the Court of Queen’s Bench of Alberta granted an order (the “Order”) under the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) staying all claims and actions against Alvopetro and its assets and allowing Alvopetro to prepare a plan of arrangement for its creditors if necessary. Alvopetro took such step in order to enable Alvopetro to challenge a reassessment issued by the Canada Revenue Agency (“CRA”). As a result of the reassessment, if Alvopetro had not taken any action, it would have been compelled to immediately remit one half of the reassessment to the CRA and Alvopetro did not have the necessary liquid funds to remit, although Alvopetro had assets in excess of its liabilities with sufficient liquid assets to pay all other liabilities and trade payables. Alvopetro believed that the CRA’s position was not sustainable and vigorously disputed the CRA’s claim. Alvopetro filed a Notice of Objection to the reassessment and on October 20, 2011 announced that its Notice of Objection was successful, CRA having confirmed there were no taxes payable. As the CRA claim had been vacated and no taxes or penalties were owing Alvopetro no longer required the protection of the Order under the CCAA and on October 28, 2011 the Order was removed. On March 3, 2011 the TSX suspended trading in the securities of Alvopetro due to Alvopetro having been granted a stay under the CCAA. In addition the securities regulatory authorities in Alberta, Ontario and Quebec issued a cease trade order with respect to Alvopetro for failure to file its annual financial statements for the year ended December 31, 2010 by March 31, 2011. The delay in filing was due to Alvopetro being granted the CCAA order on March 2, 2011 and the resulting additional time required by its auditors to deliver their audit opinion. The required financial statements and other continuous disclosure documents were filed on April 29, 2011 and the cease trade order was subsequently removed. On September 1, 2010 Alvopetro closed the sale of substantially all of its oil and gas assets. As a result of the sale Alvopetro was delisted from the TSX on March 30, 2011 as it no longer met minimum listing requirements

William C. Oehmig served as a director of Propex Inc., which voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code on January 18, 2008 in order to allow it to restructure its US operations. Mr. Oehmig also served as director of Panolam Industries Inc., which voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code on November 4, 2009 to implement a Debt Restructuring Plan.

Allen R. Sello served as a director of Sterling Shoes Inc. (“Sterling”) until January 22, 2013. Pursuant to orders of the Supreme Court of British Columbia, including an initial order dated October 21, 2011, Sterling and each of its subsidiaries obtained creditor protection under the Companies’ Creditors Arrangement Act (Canada), staying all claims and actions against Sterling and its assets and allowing Sterling to conduct a court-approved asset sale. The Sterling assets have since been sold and the resulting proceeds have been distributed to its creditors.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the election of each of the above nominees to serve as a director of the Corporation.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the election of any particular nominee specified above, the persons named in the enclosed form of Proxy intend to vote “FOR” the election of each of the nominees specified above, such directors to hold office until the next annual meeting or until his successor is appointed.

2.	RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF DIRECTORS TO FIX THEIR REMUNERATION

At the Meeting, NAEP Shareholders will be requested to vote on the re-appointment of KPMG LLP (“KPMG”) as the independent auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. KPMG have been the auditors of the Corporation, or its predecessor NACG Holdings Inc., since October 31, 2003.

Recommendation of the Board of Directors

The Board of Directors recommends a vote “FOR” the re-appointment of KPMG as independent auditors of the Corporation for the fiscal year ending December 31, 2013 and authorizing the Board of Directors to fix the auditor’s remuneration.

Unless a NAEP Shareholder otherwise directs, or directs that his or her NAEP Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of Proxy intend to vote for the re-appointment of KPMG as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

3.	OTHER MATTERS

Management of the Corporation know of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters which are not currently known to management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

COMPENSATION DISCUSSION AND ANALYSIS

This discussion of executive compensation focuses on the compensation of the following:

i.	our President and Chief Executive Officer during fiscal 2013, Martin R. Ferron;

ii.	our outgoing President and Chief Executive Officer, Rodney J. Ruston whose employment with the corporation ceased June 30, 2012;

iii.	our Chief Financial Officer, David Blackley; and

iv.	our three most highly compensated executive officers as at the end of the 2013 fiscal year, other than our Chief Executive Officer and our Chief Financial Officer, those being:

a.	Joseph C. Lambert;

b.	Barry Palmer; and

c.	Bernard T. Robert.

All of those above are defined by applicable regulations to be “named executive officers” for the purposes of compensation disclosure (collectively, the “NEOs”).

EXECUTIVE COMPENSATION PHILOSOPHY

The Corporation’s executive compensation philosophy is designed to attract, retain and motivate qualified executives who are committed to achieving success for the Corporation and maximum value for its shareholders. The executive compensation philosophy is premised upon three core principles – competitive compensation, pay for performance and alignment with shareholder interests.

Competitive compensation – It is the objective of the corporation to attract and retain talented executives who are capable of meeting the financial and other objectives of the corporation. It is important to ensure executive compensation is competitive within the market where the Corporation competes for talent, and in this light, the corporation has adopted a market-competitive total executive compensation package.

Pay for performance – The corporation believes that executive compensation should be strongly correlated to the financial performance of the corporation, and that the executives, as the key decision makers of the corporation, should be held accountable for that performance. To that end, the Board has adopted the annual Short-Term Incentive Plan (“STIP”). The STIP rewards executives for the achievement of key financial (EBITDA¿) and non-financial (safety performance) objectives, all of which contribute to the long term success of the corporation.

Alignment with shareholder interests – It is in the corporation’s best interest to meet shareholder expectations and ensure continued access to capital on favourable terms. Accordingly the STIP and the Long Term Incentive Plan (“LTIP”) were designed to ensure that the activities of the corporation’s executives are aligned with shareholder interests. Each of these plans is described in greater detail below.

¿

The term “EBITDA” or “Consolidated EBITDA”, when used in this document refers to “Consolidated EBITDA” as defined in the Corporation’s credit agreement. This is not a recognized measure under generally accepted accounting principles. For a detailed definition of Consolidated EBITDA (as used in this document) and a reconciliation to net income see our management’s discussion and analysis for the year ended March 31, 2013, which is available on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

EXECUTIVE COMPENSATION OVERVIEW

The following table sets out the various components of compensation that NEOs are eligible to receive:

Executive Compensation Components

Base Salary

Base salary is based on the executive’s level of responsibility, skills and experience, and the market value of the position. Adjustments to base salary are considered annually, taking into account the executive’s overall performance, experience and market conditions.

Short-Term Incentive Plan (“STIP”)

STIP compensation is linked to the corporation’s performance in the fiscal year as measured by Consolidated EBITDA and improvement in the corporation’s consolidated disabling injury rate (“DIR”). Both measures have a pre-determined target set by the Board prior to the start of the fiscal year and funding of the STIP pool is based on the performance of the corporation against the two targets during the year. Each executive has a targeted annual bonus of 100% of base salary. Actual payout is determined by the level of achievement of predetermined financial and non-financial performance objectives. Payouts range from zero to a maximum of 200% of an executive’s STIP target.

Long-Term Incentive Plan (“LTIP”)

LTIP compensation grants are generally made twice per calendar year through two vehicles: (1) Stock Options are normally granted in December, and (2) Restricted Share Units granted in April. Each executive has a target annual LTIP compensation value of 40% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Restricted Share Units. The CEO’s targeted LTIP compensation value is 50% of base salary. Of that target annual LTIP, 50% is awarded as Stock Options and 50% is awarded as Restricted Share Units.

Retirement Arrangements

The Corporation matches contributions of executives to registered retirement savings plans to a maximum of 5% of base salary. If or when the executive reaches his or her annual RRSP contribution limits, the remaining contributions for the calendar year are made to a non-registered saving plan.

Benefit Plans	Executive benefit plans, paid for by the corporation, provide extended health, dental, disability and insurance coverage.

Perquisites

Limited perquisites are provided including a vehicle allowance, and reimbursement of fuel purchases, reimbursement for annual dues to a local sport or health club, an annual medical examination and a discretionary health care spending account.

DETERMINING INDIVIDUAL COMPENSATION FOR NEOS

It is the role of the Human Resources & Compensation Committee to recommend the compensation of the CEO to the board for approval and to determine, following the recommendation of the CEO, the compensation of the other NEOs. The Committee receives assistance from several sources, both internal and external, to assist it in fulfilling its duties in this respect.

NEW POLICIES IMPLEMENTED

During the most recent financial year the structure of the STIP plan for NEOs other than the President and CEO was modified to add increased focus on the results of the Company. The root cause for this modification was that the year ended March 31, 2013 was a transition year with the arrival of Martin Ferron as President and CEO and many individual NEO goals were set by the outgoing President and CEO. Also, the sale of pipeline business and the elimination of the industrial division further minimized the need to focus on divisional objectives. The Human Resources & Compensation Committee thus approved a change in structure effective April 1, 2013, that will see the STIP plan for NEOs structured completely around the Company’s performance as follows:

MANAGEMENT LEVEL	COMPANY PERFORMANCE	DIVISIONAL PERFORMANCE	INDIVIDUAL PERFORMANCE	PROPORTION OF SALARY PAYABLE AT TARGET
President and Chief Executive Officer	100%	—	—	100%
Chief Financial Officer, Chief Operating Officer and other Vice Presidents	100%	—	—	100%

COMPARATOR GROUP ANALYSIS AND MARKET DATA

In determining compensation for NEOS, our primary comparator group includes companies that meet the following criteria:

(a)	compete with for customers and revenue;

(b)	compete with for executive talent, primarily in the heated Alberta labour market;

(c)	compete with for equity or other capital;

(d)	are in the same or similar industry such as construction and engineering and oil and gas equipment and services;

(e)	are of comparable size, whether in terms of revenue or number of employees; and

(f)	where reliable benchmark compensation information is available.

A number of relevant competitors are excluded from our comparator group due to the fact that some are private corporations (i.e. KMC) or smaller divisions of larger corporations (i.e. Flatiron) and therefore insufficient compensation information is available. A thorough job matching exercise has been conducted for each NEO with their counterparts in the comparator group to ensure a strong position match was obtained, and so relevant and meaningful benchmarking could be conducted using the comparator group data. In general the job matches from the ‘executive review’ group below are comprised of NEOs of the listed corporations. The use of comparative market data is just one of the factors used in setting compensation for NEOs. NEO compensation could be higher or lower than the comparator data as a result of personal performance, skills or experience.

EXECUTIVE REVIEW	REVENUE ($millions)	# OF EMPLOYEES	LOCATION
CALFRAC WELL SERVICES LTD	$1,537	3,700	Calgary, Alberta
CHURCHILL CORP	$1,409	3,252	Calgary, Alberta
MULLEN GROUP LTD	$1,387	4,164	Calgary, Alberta
STANTEC INC	$1,379	12,700	Edmonton, Alberta
WAJAX CORP	$1,377	2,833	Mississauga, Ontario
CANADIAN ENERGY SVCS & TECH	$459	543	Calgary, Alberta
CANYON SERVICES GROUP INC	$372	800	Calgary, Alberta
TRICAN WELL SERVICE LTD	$2,310	5,829	Calgary, Alberta
ENERFLEX LTD	$1,227	3,300	Calgary, Alberta
SHAWCOR LTD – CL A	$1,157	5,800	Toronto, Ontario
AECON GROUP INC	$2,896	10,000	Toronto, Ontario
BIRD CONSTRUCTION INC	$974	1,450	Toronto, Ontario
NEWALTA CORP	$683	2,200	Calgary, Alberta
GENIVAR INC	$652	14,800	Montreal, Quebec
CERVUS EQUIPMENT CORP	$560	1,115	Calgary, Alberta
SECURE ENERGY SERVICES INC	$551	775	Calgary, Alberta

INPUT FROM THE CORPORATION’S MANAGEMENT

The President and CEO actively participates in the compensation process, makes recommendations to the Human Resources & Compensation Committee with respect to the other NEOs and recommends to the Compensation Committee the specific business goals to be used as performance targets for the various incentive programs. For fiscal 2013, the following corporate goals were recommended by the CEO and approved by the Committee under the STIP plan.

Metric	Fiscal 2013 Target	Fiscal 2013 Achievement	STIP Score
Safety Performance (20% weighting)	Achieve a 7% reduction in the consolidated DIR vs. the FY2012 result of 1.54	A consolidated DIR of 1.39 was achieved thus exceeding the target reduction of 7%	100%

Financial Performance (80% weighting)	Achieve budgeted EBITDA of $103M	The corporation achieved EBITDA of $78.3M	75%

In previous years, the corporation has refrained from disclosing specific financial objectives for fear of prejudicing the corporation. For the financial year ending December 31, 2013, the corporation will disclose specific financial objectives concerning EBITDA to STIP eligible employees to promote line of sight and better alignment with respect to the Corporation’s financial objectives.

For details on application of compensation against objectives, see section on “Short Term Incentive Plan” and “Analysis of Fiscal 2013 Compensation Decisions Regarding NEOs”.

RISK MANAGEMENT

The Human Resources & Compensation Committee has considered the topic of risk as it relates to executive compensation. As part of its oversight of executive compensation and a desire to mitigate the risk associated with executive compensation, the committee has taken the following actions:

•

Elected to make the majority of the targeted annual compensation of each NEO “at risk” by making it contingent on the achievement of pre-determined objectives or based on the appreciation of the corporation’s share price over the mid to long term;

•	Regularly benchmark base, variable and total compensation against a peer group of organizations selected by the Committee as being relevant for compensation benchmarking purposes;

•

Short term incentive pay is earned through a balanced, diversified mix of performance measures, both financial and non-financial, each intended to improve different elements of the corporation’s business;

•

The Committee is planning formal adoption of a share ownership policy for NEOs which, once implemented, will require NEOs to hold a target dollar value of equity in the corporation while employed in an executive position by the corporation;

•

While current policies of the Corporation prohibit employees, including executive officers, from short-selling securities of the Corporation, the Committee will be considering adoption of a more comprehensive anti-hedging policy that will expressly prohibit NEOs from purchasing any financial instruments that would hedge their holdings in equity of the Corporation.

•	Restricted share units “cliff-vest” three years from their grant date, inherently focusing the interests and efforts of the executive on the long term performance of the corporation;

•	Share options vest 20% per year over a five year period, inherently focusing the interests and efforts of the executive on the long term performance of the corporation;

•	RSUs and share options are granted annually, thereby providing overlapping performance cycles that require sustained high levels of performance to achieve a consistent payout; and

•

The Human Resources & Compensation Committee and the Board provide strong oversight of the management of the corporation’s compensation programs. The Committee has the ability to use discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results, events and/or individual circumstances.

PERFORMANCE GRAPH AND TABLE

The following graph compares the percentage change in the cumulative NAEP Shareholder return for $100 invested in NAEP Common Shares at the closing price of $16.05 on the last trading day of March, 2008, with the total cumulative return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the period from March 31, 2008 to March 31, 2013. On the last trading day of March, 2013, the NAEP Common Shares closed at $4.60 per NAEP Common Share on the TSX.

The following table shows the value of $100 invested in NAEP Common Shares on March 31, 2008 compared to $100 invested in the S&P/TSX Composite Index: *

	For the financial years ended
	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012	March 31, 2013
NAEP	$100.00	$24.36	$60.31	$74.14	$30.40	$28.66
S&P/TSX Index	$100.00	$65.32	$90.22	$105.49	$92.82	$95.50

*	Assuming re-investment of dividends/distributions

TRENDS BETWEEN NEO COMPENSATION AND TOTAL SHAREHOLDER RETURN

As described in the section “Executive Compensation Philosophy”, executive compensation is tied to the financial and safety performance of the Corporation as well as market competitiveness and thus the compensation strategy for base salary is not inherently linked to the Corporation’s share performance. There is a level of correlation between the STIP and the price of the NAEP Common Shares, as Consolidated EBITDA is a key factor in determining the annual bonus. As well, there is a level of correlation between LTIP and the performance of NAEP Common Shares as the Share Option Plan and Restricted Share Unit values are based on the price of NAEP Common Shares

SHARE-BASED AND OPTIONS-BASED AWARDS

Share-based and options-based awards are granted to NEOs under the terms of the Restricted Share Unit Plan and the Share Option Plan. The Human Resources & Compensation Committee has approved a target annual LTIP grant value of 50% of base salary for the President and CEO and 40% of base salary for the CFO and the NEOs. To determine the number of units or options granted to each

NEO at the time of grant a calculation is performed using the fair value of the corporation’s share price as at the grant date in relation to the targeted compensation value of the grant. For share options, the corporation applies a discount to the fair value using the Black Scholes model to reflect the volatility of the corporation’s common shares and the expected life of the option. The Human Resources & Compensation Committee has the discretion to award fewer share options than the formula suggests due to a high volatility of the share price. Previous grants are not a factor in determining new grants.

COMPENSATION GOVERNANCE

The Human Resources & Compensation Committee of the Board of Directors is charged with the oversight and governance of the executive compensation programs of the corporation. The Board has approved a Committee Charter which outlines the accountabilities of the Human Resources & Compensation Committee. These accountabilities include:

(a)	review and recommend to the Board for approval the Company’s general compensation philosophy, policies and guidelines;

(b)	review and recommend to the Board for approval on an annual basis the corporate goals and objectives relevant to the compensation of the President and Chief Executive Officer (“CEO”);

(c)

review and recommend to the Board for approval the compensation package for the CEO, including without limitation, base salary, annual incentive compensation, retirement, health and welfare benefits and perquisites;

(d)

review and approve the compensation package for the Executive Management of the Company, other than the CEO, including without limitation, base salaries, annual incentive compensation, retirement, health and welfare benefits and perquisites. In this Charter, “Executive Management” includes the CEO and all individuals reporting directly to the CEO (save and except for the CEO’s Executive Assistant);

(e)

review and recommend to the Board for approval the structure, implementation, participation, amendments or termination of all long-term incentive compensation programs, including but not limited to, the Share Option Plan, Director Deferred Share Plan, Performance Share Unit Plan, and Restricted Share Unit Plan;

(f)	review and recommend to the Board for approval the compensation package for the Committee Chairs and other directors;

(g)	review and recommend to the Board for approval the recruitment, evaluation and succession plans for the CEO;

(h)	review and approve the recruitment, appointment, evaluation and succession plans for the Executive Management of the Company, other than the CEO;

(i)

retain, compensate, and terminate, as applicable, any independent compensation consultants or other consultants to be used to advise and assist the Committee with respect to its responsibilities. The Committee shall have the sole authority to approve such consultant’s fees and the other terms and conditions of the consultant’s retention; and

(j)	undertake any other activity that may be reasonably necessary in order for the Committee to carry out its responsibilities as set out in this Charter.

HUMAN RESOURCES & COMPENSATION COMMITTEE COMPOSITION

The Human Resources & Compensation Committee is comprised entirely of independent Board members. This approach ensures that no conflict of interest exists between Committee members accountable for making executive compensation decisions. The members of the committee are, as of July 31, 2013:

Name of Committee Member	Role on Committee	Direct Executive Compensation Experience
Peter W. Tomsett	Chairperson	Currently serves as Chairman of the Human Resources & Compensation committee for the Corporation and has done so since 2007

Served on Silver Standard Resources Inc. compensation committee from 2006-2008

Served on Equinox Minerals Ltd. compensation committee from 2007-2011 and as chairman of the committee from 2007-2008

Served as CEO and Regional Manager at Placer Dome Inc. from 1991-2006 directly supervising the human resources function

Served on Talisman Energy Inc. compensation committee from since 2009

Allen R. Sello	Member	Has served on the Corporation’s Human Resources & Compensation committee since 2006

Direct experience with compensation planning and human resources matters as a member of executive management at public and private companies for the previous 20 years

Served on Sterling Shoes Inc. compensation committee from 2005-2012.

William C. Oehmig	Member	Has served on the Corporation’s Human Resources & Compensation committee since 2006

Served on the Universal Fibers, Inc. compensation committee since 2008

Involved in analysis of compensation plans and human resources matter as chairman of the boards of Purina Mills, Exopack, Royster Clark, and Sterling Diagnostic Imaging and as chair of the board of trustee for The Baylor School

Carl F. Giesler, Jr.	Member	Involved in analysis of compensation plans and human resources matter for public and private companies in his role as an investment analyst for the last 5 years

EXECUTIVE COMPENSATION RELATED FEES

The Human Resources & Compensation Committee and management periodically utilize the services of specialized compensation consultants to assist it in carrying out its duties with respect to executive compensation. Such consultants may be engaged to:

i.	provide information and independent advice to assist in developing the appropriate total compensation philosophy and structure for NEOs;

ii.	assist management in the development of the various programs within our compensation framework;

iii.	perform studies of the market comparator group to evaluate the Corporation’s total compensation programs; and

iv.	provide recommendations to the Human Resources & Compensation Committee.

The following table sets out the fees paid to such consultants retained by the corporation during each of the previous two fiscal years:

Consultant*	Fees Paid in FY2012	Fees Paid in FY2013	All Other Fees
Wynford Group	$18,060	$11,550	Nil
Lane Caputo Compensation	$8,925	Nil	Nil
Meridian Compensation Partners	$5,510	$2,578	Nil
Mercer Canada Ltd.	Nil	$18,900	Nil
Total Fees Paid	$32,495	$33,028

*	Retained from April 1 , 2012

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

The corporation’s performance for fiscal 2013 saw a marked improvement from previous years though financial performance fell below target levels, primarily in the first quarter. The majority of the intended compensation of NEOs is in the form of “at-risk” pay meaning that overall non-equity incentive compensation levels for NEOs reflected the improved performance of the corporation with regards to STIP as compared to fiscal 2012, when the corporation failed to achieve its threshold EBITDA level and STIP was paid at 20% of target based solely on safety performance. The corporation’s share price declined during the first quarter of the fiscal year but has been steadily rising since the arrival of Martin Ferron as President and CEO and appears to have been positively impacted by the significant restructuring and debt reduction undertaken by the corporation.

In fiscal 2012, the Board became concerned with the stability of the Executive team over the upcoming 12 month period based on the decrease in value of NEO equity holdings and the low STIP payments generated in fiscal 2012. As such, at its March 2012 meeting the Board approved a special retention bonus for each NEO, with the exception of the CEO, with the intent of reducing the probability of significant turnover of the Executive team. These retention bonuses met their intended objective as the only turnover at the executive team was non-voluntary in nature.

Following is a summary of the various compensation programs applicable to NEOs and the payments generated under each during the 2013 fiscal year.

Base Salary

Base salaries for the NEOs are reviewed and approved each year by the Human Resources & Compensation Committee with adjustments effective July 1. The Committee may make adjustments to an executive’s salary as a result of any change in the executive’s duties and responsibilities and based on the performance and contribution of the executive, both on an individual basis and on the performance of the executive’s business unit or division during the previous fiscal year. In reviewing the base salaries of the Corporation’s executives, the Committee also considers comparator group compensation, internal pay relationships, total direct target compensation and total employee cost. The base salary pay adjustments noted below took into consideration the pay position of each executive in the market.

The following table sets out the base salaries as at March 31, 2013, March 31, 2012 and the percentage increase from the prior year for each NEO:

NEO	2013 Base Salary ($)	2012 Base Salary ($)	% change from 2012
Martin Ferron	600,000	N/A	N/A
David Blackley	306,095	291,519	5.0%
Joseph Lambert	300,456	288,900	4.0%
Barry Palmer	287,500	250,000	15.0%
Bernard Robert	274,482	263,925	4.0%
Rodney Ruston	594,100	594,100	0.0%

Short-Term Incentive Plan (“STIP”)

Our STIP for executive management is described above in “Executive Compensation Components”. It is the primary vehicle the corporation uses to reward executives for their contributions to strong financial and operational performance in a particular year. The purpose of the STIP is to motivate executives to enable the corporation to achieve its financial goals and to reward them to the extent that goals are achieved. All senior managers, including the NEOs, participate in the STIP.

Consolidated EBITDA is the primary metric within the STIP for NEOs because it measures the current profitability of the business and, as such, is a good indicator of overall corporate performance. The Human Resources & Compensation Committee may make recommendations to the Board of Directors regarding adjustments to Consolidated EBITDA to eliminate factors not considered relevant to the true financial performance of the Corporation. The secondary metric within the STIP plan is the disabling injury rate (“DIR”), which measures the rate at which employees are injured on the job and unable to complete their normal work tasks. DIR is selected given its critical impact on the corporation’s ability to secure work and the extremely high degree of focus placed on health and safety within the corporate culture. Together EBITDA and DIR comprise the funding mechanism for the STIP plan, with EBITDA generating 80% of the potential funding of the pool at target, and DIR generating the other 20% of the pool.

The Board of Directors approves both the EBITDA and DIR targets under the STIP each year. Both targets are designed to be challenging. The Board of Directors set a consolidated EBITDA target for the 2013 fiscal year taking into account the results of the 2012 fiscal year and considering the budget and business plans prepared, presented to and approved by the Board. The Board also sets a consolidated DIR target reduction for the 2013 fiscal year taking into account the results of the 2012 fiscal year. The consolidated EBITDA results for the 2013 fiscal year were 75% of the target set by the Board of Directors while the consolidated DIR results for the 2013 fiscal year achieved the targeted reduction, resulting in the STIP pool for FY2013 being funded by both strong safety results and improved profitability, thereby generating 64.7% of target into the funding pool for NEOs.

Incentive opportunities for STIP participants at different levels within our organization are set as a percentage of each individual’s base salary. The target incentive opportunity for each of the NEOs is 100% of base salary. The payouts for the NEOs range from zero to a maximum of 200% of target bonus depending on the Corporation’s performance relative to the Consolidated EBITDA target and the DIR target.

The Human Resources & Compensation Committee recommends the STIP award for the CEO on the basis of the Corporation’s EBITDA and DIR performance and on the achievement of the CEO’s individual targets. The Board of Directors approves the CEO’s STIP award. The Committee approves the STIP awards for other NEOs, on the recommendation of the CEO, based on the same criteria. Although only 75% of EBITDA target was achieved for fiscal 2013, the corporation is in a much stronger financial position than it was at the end of fiscal 2012. The stronger position is the result of significant reduction in total debt, divesting the pipeline and piling assets, an amended and restated credit agreement with the lending syndicate, refinancing heavy equipment operating leases and the five-year master services contract awarded at the Kearl mine. Of these accomplishments, the sale of the piling business had the most substantial impact on the corporation and led to the Board approving an STIP award of 122% of target for the CEO and 100% of target for the CFO for their direct involvement in closing out the sale. The following table sets forth the STIP target, maximum STIP award and 2013 STIP award for each NEO.

NEO	STIP Target as Percentage of Base Salary (%)	STIP Target ($) (a)	Maximum STIP Award ($)	FY2013 STIP Award ($)
Martin Ferron	100	491,154	982,308	600,000
David Blackley	100	302,421	604,842	302,421
Joseph Lambert	100	297,543	595,087	213,607
Barry Palmer	100	278,048	556,096	199,612
Bernard Robert	100	271,821	543,642	195,141
Rodney Ruston	100	111,037	222,075	185,512

(a)

STIP Target is calculated as follows: 100% (Base Salary Effective April 1, 2012 to June 30, 2012 * 0.25) + (Base Salary Effective July 1, 2012 to March 31, 2013 * 0.75). This calculation takes into consideration base salary changes made part way through the fiscal year. Further pro-rations of the STIP calculation would occur if off-cycle adjustments were made throughout the fiscal year.

Long-Term Incentive Plan (“LTIP”)

The purpose of the corporation’s equity-based LTIP is to motivate executives to achieve sustained long-term performance which will increase the value of the Corporation over the long term and in turn, generate sustained returns for shareholders. Under the LTIP, long-term incentives are awarded to executives in the form of share options and Restricted Share Units (RSUs), the value of which is directly linked to share price.

The annual target LTIP value is 50% of base salary for the CEO and 40% of base salary for other NEOs. Each year, 50% of the annual target LTIP value is granted in the form of share options, with the balance of the annual target LTIP granted in the form of RSUs.

NEO	Annual LTIP Value at Target (% of base salary)	% as Share Options	% as RSUs
Martin R. Ferron	50	50	50
David Blackley	40	50	50
Joseph C. Lambert	40	50	50
Barry W. Palmer	40	50	50
Bernard T. Robert	40	50	50

Share Option Plan

The Share Option Plan was approved by the Corporation’s shareholders on November 3, 2006 and became effective on November 28, 2006. The Share Option Plan is administered by the Human Resources & Compensation Committee. Option grants under the Share Option Plan may be made to the Corporation’s directors, officers, employees and consultants selected by the Committee. The Share Option Plan provides for the discretionary grant of options to purchase the Corporation’s common shares. Options granted under the Share Option Plan are evidenced by an agreement, specifying the vesting, exercise price and expiration of such options, which terms are determined for each optionee by the Committee.

Options to be granted under the Share Option Plan will have an exercise price of not less than the previous 5 day volume weighted average trading price of the Corporation’s Common Shares on the Toronto Stock Exchange or the New York Stock Exchange, converted to Canadian dollars.

The Share Option Plan provides that up to 10% of the Corporation’s issued and outstanding NAEP Common Shares from time to time may be reserved for issuance or issued from treasury and also provides that the maximum number of NAEP Common Shares issuable to insiders under the Share Option Plan (and any other security based compensation arrangements of the Corporation) is 10% of the Corporation’s issued and outstanding NAEP Common Shares. The maximum number of NAEP Common Shares issuable to insiders, at any time or within any one year period, pursuant to the Share Option Plan and any other security based compensation arrangements of the Corporation is 10% of the outstanding NAEP Common Shares on a non-diluted basis immediately prior to the proposed option to purchase.

As of July 31, 2013, the Corporation had 36,254,606 Common Shares outstanding, therefore providing for a current maximum of 3,625,460 Common Shares reserved for issuance under the Share Option Plan. As at July 31, 2013, the Corporation had 3,282,342 options to purchase Common Shares outstanding (or approximately 9.1% of the outstanding Common Shares), leaving unallocated options to purchase an aggregate of 343,118 Common Shares (or approximately 0.9% of the outstanding Common Shares) available for future option grants at that date. Approximately 253,330 options will become available with the sale of the piling business and the cessation of employment for senior managers in the piling group who had been granted options during their tenure.

Options may not be exercised prior to the first anniversary of the date of the grant. The vesting of options is otherwise determined on the grant of the option. Generally, options vest over a five-year period at a rate of 20% per year and expire at the end of 10 years. Each option has a term of no less than five and not more than 10 years.

The Share Option Plan provides that, in the event of the termination (with or without cause) of an optionee, the options held by an optionee cease to be exercisable 30 days after the termination, subject to adjustment by the Human Resources & Compensation Committee. For qualified retirees (age 55 or over and as approved by the Human Resources & Compensation Committee), vested options continue to be exercisable for the balance of the exercise period applicable to the option.

The Corporation does not provide financial assistance to participants under the Share Option Plan to facilitate the purchase of securities under the Share Option Plan. Options granted under the Share Option Plan are not transferable by an optionee, except by an optionee’s will or by the laws of descent and distribution. During the lifetime of an optionee, the options are exercisable by only him or her (or, in the case of the optionee’s disability, by his or her legal representative(s), if applicable). If an optionee dies, the options held by such optionee may be exercised by the legal representative of the deceased optionee. Such options cease to be exercisable on such date that is the earlier of: (a) 365 days after the optionee’s death, and (b) the expiry date set out in the deceased optionee’s option agreement. Notwithstanding the foregoing, the Share Option Plan allows the expiry date to be extended by determination of the Human Resources & Compensation Committee or as permitted under the option agreement. If the expiry date falls within or immediately after a blackout period or a lock-up period, the expiry date would be automatically extended for five business days after the blackout period or lock-up period.

The Share Option Plan provides that subject to receipt of shareholder and regulatory approval, the Board of Directors may make certain specified amendments to the Share Option Plan, including (i) any amendment to the number of securities issuable under the Share Option Plan, (ii) any changes in the participants in the plan that have the potential of broadening or increasing insider participation, (iii) the introduction of, or amendments to, any form of financial assistance and (iv) any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to eligible participants, especially to participants who are insiders. The Share Option Plan authorizes the Board of Directors to make other amendments to the plan, subject only to regulatory approval (i.e. without shareholder approval, unless specifically required by applicable law), including (i) amendments of a “housekeeping” nature (i.e. amendments for the purpose of curing any ambiguity, error or omission in the Share Option Plan, or to comply with applicable law or the requirements of any stock exchange on which the NAEP Common Shares are listed), (ii) any changes to the vesting provisions, (iii) any changes in the termination provisions of an option or of the Share Option Plan which does not entail an extension beyond the original expiry date, (iv) a discontinuance of the Share Option Plan and (v) the addition of provisions relating to phantom share units, such as restricted share units and deferred share units, which result in participants receiving cash payments, and the terms governing such features.

Share Options are normally granted in November or December of each fiscal year as part of the 50% grant under the LTIP program. For fiscal year 2013 the Board approved issuing the Share Options in September at a level somewhat higher than usual. The reasons for the earlier grant date and somewhat larger volume of options granted were that: (a) the Company had recently completed a restructuring involving significant layoffs; (b) the Corporation was beginning the process of refocusing its business; (c) the board agreed with executive management that option-based compensation was one of the best available motivators to ensure retention of key employees and dedication to the refocusing effort; and (d) the then-current share price was such that previously issued Share Options were significantly “out of the money” and therefore were not achieving the desired effect. The CEO voluntarily elected not to receive the Share Options he otherwise would have been entitled to as part of the 2013 fiscal year grant, choosing instead to make such options available for a larger grant to other employees. As part of that, the other NEOs were granted options above the target level of 50%. Specifically, the Board of Directors granted an aggregate amount of 250,000 Share Options to the NEOs at an exercise price of $2.75.

Restricted Share Unit Plan (“RSU Plan”)

The Board of Directors has approved the RSU Plan. The RSU Plan is part of the Corporation’s Long-Term Incentive Plan. Under the RSU Plan the corporation credits a Restricted Share Unit (a “RSU”), being a right granted to a participant to receive a cash payment equivalent to the fair market value of a Common Share of the Corporation, or at the discretion of the Corporation, in a number of Common Shares purchased on the open market, as of the maturity date. RSUs “cliff-vest” three years from their grant date. If any dividends are paid on the Corporation’s Common Shares, additional RSUs will be credited to the participant to reflect such dividends. The RSU plan provides that, in the event of termination of a participant (with or without cause), all RSUs that are not earned RSUs are immediately forfeited. In the event of retirement or disability of a participant, all earned RSUs will be redeemed within 30 days of the maturity date. Any RSUs which have not completed their prescribed term (credited RSUs) shall continue to be eligible to become earned RSUs as if the participant was still employed by the corporation. On the death of a participant, all credited RSUs will vest and will be redeemed within 90 days of the date of the participant’s death. Rights respecting RSUs are not transferable or assignable other than by will or the laws of descent and distribution.

In June 2010 the Board of Directors approved amendments to the RSU plan in the event of a Change of Control in order to provide a retention vehicle at a time of employment uncertainty. The amendments provide that 100% of the outstanding RSUs that are not earned RSUs held in the participant’s RSU Account on the date the Change of Control transaction is completed shall be deemed to be earned RSUs. The value of the Earned RSUs will be fixed at the date of the Change in Control and final payment deferred until the end of the maximum term (3 years) of the RSU. Termination provisions in the amendments provide that within 24 months following the Change of Control, if the participant’s employment is terminated for any reason other than death, disability, qualified retirement or good reason as defined in the plan, all earned RSUs shall be immediately forfeited. In the case of a termination without cause within 36 months following a Change of Control, all earned RSUs shall be paid out.

The Human Resources & Compensation Committee, on recommendation to and approval of the Board of Directors, may amend, suspend or terminate the RSU Plan or any portion thereof at any time. However, no amendment, suspension or termination may materially adversely affect any RSUs, or any rights pursuant thereto, granted previously to any participant without the consent of that participant.

On April 1, 2013, as part of the remaining 50% of grants under the LTIP program, a total of 100,155 RSUs were granted to the NEOs. The following table outlines the total LTIP awards for the NEOs for fiscal 2013:

NEO	LTIP Target as Percentage of Base Salary (%) (a)	Share Options Granted September 19, 2012	RSUs Granted April 1, 2013
Martin R. Ferron	50	Nil	50,000
David Blackley	40	70,000	13,138
Joseph C. Lambert	40	70,000	12,896
Barry W. Palmer	40	50,000	12,340
Bernard T. Robert	40	60,000	11,781

(a)	LTIP awards are delivered through two vehicles – 50% of the award is delivered as Share Options and 50% of the award as RSUs

Retirement Arrangements

The Corporation does not have a pension plan. For the fiscal year ended March 31, 2013, the total amount the Corporation set aside for pension, retirement and similar benefits for the NEOs was $78,024, consisting of employer matching contributions to the executive officers’ Registered & Non Registered Retirement Savings Plans.

Benefit Plans

The Corporation provides the NEOs with health, dental, disability and insurance coverage through benefit plans paid for by the Corporation.

Perquisites

NEOs receive a limited number of perquisites that are consistent with market practice for individuals at this level. These include a vehicle allowance, reimbursement for annual dues at a local heath or sports club, an annual medical examination and a discretionary health care spending account.

SUMMARY COMPENSATION TABLE

The following table sets forth the annual compensation for the year ended March 31, 2013 paid to, or earned by, the NEOs. In addition to the information required to be disclosed in the Summary Compensation Table under applicable securities laws, the following table includes the compensation value of Option awards as of the end of the fiscal year and a total dollar value of compensation received.

FY2013 Executive Pay Detail
Non-Equity Incentive Plan Compensation
Name and Principal Position	Fiscal Year	Salary Earned ($)	Share- based Awards ($) (a)	Option- based Awards ($) (b)	Annual Incentive Plan (MIP) ($) (c)	Long- term Incentive Plans	Group RRSP ($)	All other compensation ($) (e)	Total Compensation

Martin R. Ferron President and Chief Executive Officer (Hired June 7, 2012)	2013	491,154	233,000	2,107,500	600,000	N/A	19,558	60,000	3,511,212

David Blackley Chief Financial Officer (Hired January 14, 2008)	2013 2012 2011	302,451 289,055 278,308	61,223 294,255 167,024	118,196 64,386 56,332	302,421 52,838 Nil	N/A N/A N/A	15,123 14,778 1,223	(e) (e) (e)	799,414 715,312 502,887

Robert, Bernard T. Vice President, Corporate (Hired September 1, 2007) (Terminated July 12, 2013)	2013 2012 2011	271,843 261,694 247,892	54,899 288,733 151,213	101,310 58,254 51,000	195,141 40,578 Nil	N/A N/A N/A	13,592 22,363 12,395	(e) (e) (e)	636,785 671,622 462,500

Joseph Lambert Vice President, Oil Sands Operations (Hired September 27, 2010)	2013 2012 2011	297,567 284,175 242,116	60,095 315,181 160,108	118,196 63,948 54,000	213,607 49,402 Nil	N/A N/A N/A	14,878 14,209 6,958	(e) (e) 153,493	704,343 726,915 616,675

Barry Palmer Vice President, Oil Sands Operations (Hired September 27, 2010)	2013 2012 2011	278,125 207,477 197,868	57,504 165,360 30,015	279,625 43,362 56,826	199,612 40,688 55,718	N/A N/A N/A	14,873 11,487 9,025	(e) 51,175 (e)	829,739 519,548 349,451

Rodney J. Ruston President and Chief Executive Officer (Hired May 9, 2005) (Terminated June 7, 2012)	2013 2012 2011	180,216 594,100 589,775	Nil 148,524 247,981	Nil 163,812 148,525	185,512 118,820 Nil	N/A N/A N/A	(d) (d) (d)	772,769 (e) (e)	1,138,497 1,025,256 986,281

(a)

Reflects the grant date fair value of the RSUs (rounded to nearest dollar) granted on April 1, 2013 (regular LTIP grant). The fiscal 2012 figures represent the fair market value of the RSUs granted on June 1, 2011 and April 1, 2012 (regular LTIP grant). The fiscal 2011 figures represent the fair market value of the RSUs granted on April 1, 2011 (regular LTIP grant) as well as those granted on June 2, 2011 as a special retention bonus.

(b)

Calculated as the number of option-based awards granted multiplied by the fair value of each award as at the grant date. The fair value of each award represents the intended compensation value of the award using a Black-Scholes valuation model. The Black-Scholes option pricing model assumptions used by NAEP were (i) dividend yield of nil%; (ii) expected volatility of 70.0% (September 19, 2012) or 75.22% (November 11, 2011) or 78.67% (September 22, 2010); (iii) risk-free rate of 1.51% (September 19, 2012) or 1.32% (November 11, 2011) or 2.23% (September 22, 2010); and (iv) expected life of 5.5 years (September 19, 2012) or 6.3 years (November 11, 2011) or 6.1 years (September 22, 2010). The fiscal 2013 figure for Mr. Ferron includes 750,000 option-based awards granted June 14, 2012 multiplied by the closing share price as at the grant date ($2.81). The fiscal 2012 figure for Mr. Palmer includes 40,000 option-based awards granted April 1, 2012 multiplied by the closing share price as at the grant date ($4.88).

(c)

Reflects the STIP payment made to each executive for the applicable fiscal year. Mr. Blackley received 100% of his STIP payment eligibility for fiscal year 2013 (due to pro-ration and rounding, the STIP payment is $30 less than his fiscal year 2013 salary earned). Mr. Ruston’s STIP payment amount for fiscal 2013 was made as required by the terms of his employment agreement upon the cessation of his employment. For fiscal 2011, no STIP payments were made, however a special retention bonus was granted in the form of RSUs, the value of which is reflected under the column “Share Based Awards”.

(d)

Mr. Ruston did not participate in the Corporation’s matching RRSP program during his employment; however, in accordance with the terms of his employment agreement Mr. Ruston did receive lump sum payments of $15,698 and $20,000 in fiscal 2011 and 2012, respectively, in lieu of participation in the RRSP program. In addition to the payment of $15,698 for fiscal 2011, Mr. Ruston also expensed perquisites in the amount of $4,302, bringing his total benefit in lieu of participation in the RRSP program to $20,000 for the fiscal year. In fiscal 2013, Mr. Ruston received $10,000 in lieu of participation in the RRSP program. Mr. Blackley did not participate in the Corporation’s matching RRSP program in fiscal 2010; however he did participate in the program in fiscal 2011 and 2012.

(e)

The amount of other annual compensation does not exceed the lesser of $50,000 or 10% of the NEOs total salary for the fiscal year. The amount indicated for Martin R. Ferron for fiscal 2013 presents his relocation allowance ($650 of that allowance being non-taxable). The amount indicated for Barry W. Palmer for fiscal 2012 presents his taxable relocation allowance. The amount indicated for Rodney J. Ruston for fiscal 2013 presents his retiring allowance.

ANALYSIS OF FISCAL 2013 COMPENSATION DECISIONS REGARDING NEOS

The following outlines the rationale behind the compensation decisions for each of the NEOs for fiscal 2013.

Martin R. Ferron

Mr. Ferron was hired June 7, 2012; the Board approved a base salary of $600,000 and he was not eligible for salary adjustment until July 2013. The Board also approved a grant of 750,000 Share Options on June 14, 2012 to ensure that a significant component of the CEO’s total compensation is directly linked to performance as measured by share price thus aligning it with shareholder interest. Under the STIP, Mr. Ferron’s bonus award is based solely on corporate results which are directly related to his individual achievements. As outlined above, the corporation achieved 75% of the consolidated EBITDA target and fully achieved the DIR safety target which would normally result in STIP payouts being funded at 64.7% of target for Mr. Ferron. The Board approved a top up to 123% of target for Mr. Ferron based on his direct involvement in completing the piling sale and his leadership in reducing costs and improving cash flow. This resulted in a bonus payout of $600,000 for FY2013 for Mr. Ferron.

Under the LTIP, Mr. Ferron was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	750,000	2,092,500
RSUs	50,000	233,000
Total	800,000	2,325,500

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were June 14, 2012 and April 1, 2013, respectively.

David Blackley

Mr. Blackley received a base salary increase of 5.0% in fiscal 2013, increasing his base salary to $306,095 from $291,519. This increase was in line with the general salary increase budget approved for all managerial, professional and administrative staff for FY2013 and also based on the desire to bring Mr. Blackley’s total compensation in line with the external market.

Under the STIP, Mr. Blackley’s bonus award is normally based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the CEO approved awarding NEOs their bonus awards strictly on the results of the corporation given that he set new objectives for NEOs upon his arrival which was part way through the fiscal year. The threshold EBITDA target was achieved for fiscal 2013 with consolidated EBITDA at 75% of target and the DIR safety target was achieved. This would have resulted in the normal course STIP being funded at a level of 64.7% of target. However, the Board approved a top up to 100% of target for Mr. Blackley based on his direct involvement in the completion of the piling asset sale. This led to an STIP payout of $302,421 for Mr. Blackley.

Under the LTIP, Mr. Blackley was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	70,000	192,500
RSUs	13,138	61,223
Total	83,138	253,723

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were September 19, 2012 and April 1, 2013, respectively.

Joseph C. Lambert

Mr. Lambert received a base salary increase of 4.0% in fiscal 2013, increasing his base salary to $300,456 from $288,900. This increase was in line with the general salary increase budget approved for all managerial, professional and administrative staff for FY2013 and improves the internal equity of the CEO’s direct reports.

Under the STIP, Mr. Lambert’s bonus award would normally be based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the CEO approved awarding NEOs their bonus awards strictly on the results of the corporation given that he set new objectives for NEOs upon his arrival which was part way through the fiscal year. The threshold EBITDA target was achieved for fiscal 2013 with consolidated EBITDA at 75% of target and the DIR safety target was achieved. This resulted in the normal course STIP being funded at a level of 64.7% of target which equates to $213,607 for Mr. Lambert.

Under the LTIP, Mr. Lambert was awarded share options and restricted share units as follows:

LTIP Component	# Units	Grant Date Value*
Share Options	70,000	192,500
RSUs	12,896	60,095
Total	82,896	252,595

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were September 19, 2012 and April 1, 2013, respectively.

Barry W. Palmer

Mr. Palmer received a base salary increase of 15% in fiscal 2013, increasing his base salary to $287,500 from $250,000. This increase reflected Mr. Palmer’s strong performance over the prior year, the desire to improve internal equity among NEOs and to improve alignment with the external market.

Under the STIP, Mr. Palmer’s bonus award is based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee.

As outlined above, the CEO approved awarding NEOs their bonus awards strictly on the results of the corporation given that he set new objectives for NEOs upon his arrival which was part way through the fiscal year. The threshold EBITDA target was achieved for fiscal 2013 with consolidated EBITDA at 75% of target and the DIR safety target was achieved. This resulted in the normal course STIP being funded at a level of 64.7% of target which equates to $199,612 for Mr. Palmer.

Under the LTIP, Mr. Palmer was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	50,000	137,500
RSUs	12,340	57,504
Total	62,340	195,004

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were September 19, 2012 and April 1, 2013, respectively.

Bernard T. Robert

Mr. Robert received a base salary increase of 4.0% in fiscal 2012, increasing his base salary to $274,482 from $263,925. This increase matched the general salary increase budget approved for all managerial, professional and administrative staff for FY2012 and continued aligning Mr. Robert’s base salary to external market data.

Under the STIP, Mr. Robert’s bonus award is normally based 50% on the corporate results, as measured by Consolidated EBITDA and DIR, 30% on divisional results, and 20% on the achievement of individual objectives approved at the start of the year by the Human Resources and Compensation Committee. As outlined above, the CEO approved awarding NEOs their bonus awards strictly on the results of the corporation given that he set new objectives for NEOs upon his arrival which was part way through the fiscal year. The threshold EBITDA target was achieved for fiscal 2013 with consolidated EBITDA at 75% of target and the DIR safety target was achieved. This resulted in the normal course STIP being funded at a level of 64.7% of target which equates to $195,141 for Mr. Robert.

Under the LTIP, Mr. Robert was awarded share options and restricted share units as follows;

LTIP Component	# Units	Grant Date Value*
Share Options	60,000	165,000
RSUs	11,781	54,899
Total	71,781	219,899

*

The value at the grant date is determined using the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the grant date. The grant dates of the share options and RSUs were September 19, 2012 and April 1, 2013, respectively.

Rodney J. Ruston

Mr. Ruston’s employment ceased on June 30, 2012 and was deemed by the Board as a ‘Qualified Retirement’. As a result, Mr. Ruston received an award in the amount of $112, 516 from RSUs vesting during the 2013 fiscal year.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based and option-based awards for each of the NEOs at the end of the 2013 fiscal year:

Share-Based Awards (RSUs except where indicated)

NEO	Number of Securities That Have Not Vested	Market or Payout Value of Securities That Have Not Vested	Market or Payout Value of vested share-based awards not paid out or distributed (a)
Rodney J. Ruston	Nil	Nil	72,841
Martin R. Ferron	Nil	Nil	Nil
David Blackley	Nil	Nil	27,099
Joseph C. Lambert	Nil	Nil	21,358
Barry W. Palmer	Nil	Nil	11,385
Bernard T. Robert	Nil	Nil	23,819

(a)

Amounts calculated as the number of share-based awards (RSUs or NAEP Common Shares, as applicable) granted March 31, 2010 and vested in fiscal year 2013, multiplied by the March 28, 2013 closing price of the NAEP Common Share on the Toronto Stock Exchange, which was $4.60.

Option-Based Awards

NEO	Unexercised Options	Option Exercise Price	Option Expiry Date	Value of Unexercised In-the-Money Options Which Have Vested (a)	Value of Unexercised In-the-Money Options Which Have Not Yet Vested (a)
Martin R. Ferron	750,000	$2.79	June 15, 2022		$1,357,500
David Blackley	75,000	$13.21	January 14, 2018
	9,800	$3.69	December 4, 2018	$7,134	$1,784
	50,000	$8.28	June 16, 2019
	11,800	$9.33	February 8, 2020
	9,800	$10.13	December 13, 2020
	14,700	$6.56	November 30, 2021
	70,000	$2.75	September 19, 2022		$129,500
Joseph C. Lambert	50,000	$16.46	April 15, 2018
	6,640	$3.69	December 4, 2018	$4,532	$1,511
	9,200	$9.33	February 8, 2020
	30,000	$8.58	September 22, 2020
	9,400	$10.13	December 13, 2020
	14,600	$6.56	November 30, 2021
	70,000	$2.75	September 19, 2022		$129,500
Barry W. Palmer	5,100	$9.33	February 8, 2020
	6,500	$10.13	December 13, 2020
	9,900	$6.56	November 30, 2021
	40,000	$4.90	April 1, 2022
	50,000	$2.75	September 19, 2022		$92,500
Bernard T. Robert	25,000	$5.00	November 26, 2013
	6,000	$13.50	November 27, 2017
	40,000	$15.37	March 18, 2018
	8,000	$3.69	December 4, 2018	$5,824	$1,456
	20,000	$8.28	June 16, 2019
	10,000	$9.33	February 8, 2020
	30,000	$8.58	September 22, 2020
	8,900	$10.13	December 13, 2020
	13,300	$6.56	November 30, 2021
	60,000	$2.75	September 19, 2022		$111,000
Rodney J. Ruston	550,000	$5.00	May 9, 2015
	17,520	$13.50	November 27, 2017
	17,520	$3.69	December 4, 2018	$15,943
	12,880	$9.33	February 8, 2020
	5,160	$10.13	December 13, 2020
	10,320	$10.13	August 31, 2014
	4,380	$13.50	August 31, 2014
	14,960	$6.56	August 31, 2014
	11,680	$3.69	August 31, 2014	$5,314	$5,314
	12,880	$9.33	August 31, 2014

(a)

Amounts calculated as the March 28, 2013 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.60, less the option exercise price multiplied by the number of option-based awards as of March 28, 2013.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of option-based and share-based awards of the NEOs that vested during the 2013 fiscal year, as well as the value of non-equity incentive plan compensation that the NEOs earned during the 2013 fiscal year:

NEO	Option-Based Awards – Value Vested During the Year ($) (a)	Share-Based Awards – Value Vested During the Year ($) (b)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Rodney J. Ruston	409	112,516	Nil
Martin R. Ferron	Nil	Nil	Nil
David Blackley	137	39,557	Nil
Joseph C. Lambert	116	33,319	Nil
Barry W. Palmer	Nil	17,581	Nil
Bernard T. Robert	112	36,792	Nil

(a)

Calculated as the number of option-based awards that vested during the fiscal year multiplied by the difference between the exercise price and the closing share price on the Toronto Stock Exchange on the date the options vested.

(b)	Calculated as the number of RSUs that vested during the fiscal year multiplied by the closing share price on the Toronto Stock Exchange on the date the awards vested.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination and change of control benefit amounts are summarized in the following chart, and thereafter the termination arrangements contained in each employment agreement are outlined for each NEO.

In the event of a change in control; all Restricted Share Units (“RSUs”) are deemed to be earned and the maturity date is the date the change of control is completed, in the case of Share Options all outstanding options become exercisable.

In the event of termination; all RSUs other than earned RSUs are forfeited and all earned RSUs are redeemed and settled, in the case of Share Options all outstanding options become exercisable.

	RSU Plan	Share Option Plan	RSU Plan	Share Option Plan	Employment Contract
	Change in Control		Termination		On or Prior to 5th Anniversary of Executive Start Date (1x base salary)	After 5th Anniversary of Executive Start Date up to 10th (1.25 x base salary) (g)	After 10th Anniversary of Executive Start Date (1.5 x base salary) (g)	90% Target Short Term Bonus
NEO	RSU Value (a) (b)	Share Option Value (c) (d)	RSU Value (a) (e)	Share Option Value (d) (f)	1.00	1.25	1.50	0.90
Martin Ferron	—	1,357,500	—	—	600,000	600,000	600,000	540,000
David Blackley	293,765	138,418	27,099	7,134	306,095	382,619	459,143	275,486
Joseph C. Lambert	295,495	137,053	21,358	4,532	300,456	375,570	450,684	270,410
Barry W. Palmer	134,306	92,500	11,385	—	287,500	359,375	431,250	258,750
Bernard T. Robert	277,214	118,280	23,819	5,824	274,482	343,103	411,723	247,034

Information above as of March 31, 2013. All amounts in Canadian dollars.

(a)	Value = Closing market price on the TSX on March 28, 2013 = $4.60.

(b)	All unearned RSU grants become vested or earned.

(c)	All outstanding options (TSARs) become exercisable.

(d)	Value = grant price – market price x number of exercisable share-based options.

(e)	All RSU grants earned are redeemed and settled.

(f)	All vested options (TSARs) become exercisable.

(g)	Regarding termination, Mr. Ferron’s Employment Contract provides one-times his annual base salary, regardless of years of service.

The Corporation has entered into employment agreements with each of the NEOs. None of the corporation’s employment agreements with its NEOs entitles such executives to receive any payments in the event of a change in control of the corporation. The termination arrangements contained in each employment agreement are outlined for each NEO as follows.

Martin R. Ferron

In accordance with the provisions of Mr. Ferron’s executive employment agreement effective June 7, 2012 he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If his employment is terminated by the corporation without cause, he will receive a payment equal to one times his annual base salary, which equates to $600,000 as of March 31, 2013. In addition, if his employment is terminated by the corporation without cause, Mr. Ferron is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $540,000 as of March 31, 2013. Mr. Ferron is subject to certain non-competition and confidentiality agreements.

David Blackley

In accordance with the provisions of Mr. Blackley’s executive employment agreement effective April 30, 2008, he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If his employment is terminated by the corporation without cause, on or prior to his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $382,618 as of March 31, 2013. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $459,142 as of March 31, 2013. In addition, if his employment is terminated by the corporation without cause, Mr. Blackley is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $275,485 as of March 31, 2013. Mr. Blackley is subject to certain non-competition and confidentiality agreements.

Joseph C. Lambert

In accordance with the provisions of Mr. Lambert’s executive employment agreement effective September 27, 2010, he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If terminated after his fifth anniversary of employment but prior to the tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one quarter times his annual base salary, which equates to $375,570 as of March 31, 2013. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $450,684 as of March 31, 2013. In addition, if his employment is terminated by the corporation without cause, Mr. Lambert is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $270,410 as of March 31, 2013. Mr. Lambert is subject to certain non-competition and confidentiality agreements.

Bernard T. Robert

Mr. Robert’s executive employment agreement came into effect September 1, 2007 and stipulated he was employed for an indefinite term commencing on said date. His employment was terminated by the corporation on July 12, 2013 as a result of the divestiture involving the piling division. As required by the terms of his employment agreement, Mr. Robert was paid the following upon the termination of his employment:

(a)

All earned but unpaid amounts, including pro rata annual base salary for services rendered up to and including the termination date and accrued but unused vacation pay in excess of 80 hours and properly incurred and reimbursable expenses;

(b)

The sum of $411,723, representing one and one-half times his annual base salary given he was terminated after his tenth anniversary of employment with the corporation, which commenced on March 30, 1998;

(c)	The sum of $195,141, representing the bonus earned and owing under STIP scheme for the fiscal year prior (FY2013); and

(d)	The sum of $62,267 representing 90% of bonus earned and owing under the STIP scheme for the current fiscal year (FY2014), pro-rated.

In accordance with the Restricted Share Unit and Share Option plans, Mr. Robert’s RSUs and unvested Share Options expired on the termination date of July 12, 2013. Mr. Robert’s vested Share Options remain exercisable for 30 days following the termination date. Mr. Robert remains subject to certain non-competition and confidentiality agreements.

Barry W. Palmer

In accordance with the provisions of Mr. Palmer’s employment agreement effective December 15, 2011, he is employed for an indefinite term, which will continue until terminated by him or by the corporation. If terminated after his tenth anniversary of employment with the corporation or one of its predecessors, he will receive a payment equal to one and one half times his annual base salary, which equates to $431,250 as of March 31, 2013. In addition, if his employment is terminated by the corporation without cause, Mr. Palmer is entitled to an additional payment equal to 90% of the amount of his target bonus under the STIP for the then-current fiscal year pro rated to the date of termination, which equates to a maximum of $258,750 as of March 31, 2013. Mr. Palmer is subject to certain non-competition and confidentiality agreements.

Rodney J. Ruston

The initial term of Mr. Ruston’s employment was for five years, beginning May 2005, unless earlier terminated. On September 24, 2009 Mr. Ruston’s employment was extended by a further period of two years, to May 8, 2012. Mr. Ruston remained in his position beyond May 8, 2012 pending confirmation of hiring of a new President and CEO. Martin R. Ferron was appointed as the Corporation’s new President and CEO as of June 7, 2012 and Mr. Ruston resigned those offices as of the same day. Mr. Ruston remained an employee of the Corporation until June 30, 2012, at which time his employment ceased. As required by the terms of his employment agreement, Mr. Ruston was paid the following upon the cessation of his employment:

(e)

All earned but unpaid amounts, including pro rata annual base salary for services rendered up to and including the Qualified retirement date, accrued but unused vacation pay, and properly incurred and reimbursable expenses; and

(f)	The sum of $185,512, representing 90% of target bonus under the Company’s Short Term Incentive plan prorated and attributable to FY2013; and

(g)	A retiring allowance in the amount of $772,769.

Mr. Ruston’s employment was also deemed by the board to be a “qualified retirement” under the terms of the Share Option Plan, which allows Mr. Ruston to exercise all options vested as at the end of his employment in accordance with their terms, and under the RSU Plan, which provides that earned RSUs will continue to vest in accordance with their scheduled vesting dates. In fiscal 2013, Mr. Ruston had $112,516 worth of RSUs vest from the April 2010 grant. In accordance with Mr. Ruston’s employment agreement, all unvested options as of the end of his employment will continue to vest for a period of two years, provided that options vested within that two years must be exercised within 60 days of the end of that two year period. Mr. Ruston remains subject to certain non-competition and confidentiality agreements.

BOARD OF DIRECTORS COMPENSATION

At the beginning of the 2013 fiscal year, the Board of Directors was composed of nine non-employee Directors plus the Corporation’s President and Chief Executive officer, that position being held by Rodney J. Ruston until June 7, 2012 and by Martin R. Ferron from June 7, 2012 onward. During the 2013 financial year, three non-employee directors ended their tenures on the board and two new non-employee Board members were appointed. Peter R. Dodd resigned from the Board effective April 24, 2012 and Carl F. Giesler Jr. was appointed to the Board effective that same day. John A. Brussa resigned from the board effective June 7, 2012 and Jay W. Thornton was appointed to the Board effective that same day. John D. Hawkins chose not to stand for re-election to the board at the 2012 Annual and Special Meeting of Shareholders on September 19, 2012, and no director was elected in his place.

Mandate of the Board of Directors

The Board of Directors supervises the management of the Corporation’s business as provided by Canadian law and complies with the listing requirements of the New York Stock Exchange applicable to foreign private issuers, which require that the Board of Directors be composed of a majority of independent directors. The Corporation has adopted a Corporate Governance Policy which sets the framework for how the Board of Directors approaches its mandate and addresses such things as (i) the responsibility of the Board of Directors to monitor the operation of the business, provide oversight of risk management, internal control and corporate communications, and approve the strategic and ethical directions of the Corporation, (ii) committees of the Board of Directors (which include an Audit Committee, Human Resources & Compensation Committee, Governance Committee and a Health, Safety, Environment and Business Risk Committee), (iii) qualifications, responsibilities, orientation and education of the directors, and (iv) succession planning. The Corporate Governance Policy for the Corporation can be found on the Corporation’s website at www.nacg.ca.

Compensation Philosophy and Approach

The compensation of non-employee directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to align the interests of directors with those of the company’s shareholders. Non-employee director compensation is not incentive-based. Non-employee Directors are compensated based on a combination of an annual retainer, Committee Chair retainer (if applicable) and meeting attendance fees. The President and CEO does not receive additional compensation for his role on the Board.

Compensation Structure

The Corporation’s non-employee directors, other than the Chair, each receive an annual retainer and a fee for attendance at each meeting of the Board of Directors or any committee of the Board that they attend, and are reimbursed for reasonable out-of-pocket expenses incurred in connection with their services pursuant to the Corporation’s policies. The table below outlines the compensation paid to non-employee directors during fiscal year 2013.

Type of Fee	Amount ($)
Annual Fees
Board retainer	110,000
Audit committee chair	12,000
HRCC committee chair	9,000
Risk committee chair	5,000
Governance committee chair	5,000
Attendance Fees (per meeting)
Board or committee meeting	1,500

The Human Resources & Compensation Committee assesses the adequacy and form of compensation paid to directors in order to ensure that their compensation is competitive and reflects their responsibilities as directors. Periodically, the Human Resources & Compensation Committee benchmarks directors’ compensation against compensation paid by major Canadian public companies similar in size to the Corporation and will engage the services of a compensation consultant to report on relevant benchmark data and recommend appropriate compensation for directors. Director compensation was updated in January 2008 based upon analysis and recommendation by Hewitt Associates (now Meridian Compensation Partners LLC).

Share Ownership Guidelines

One way that Board members demonstrate their commitment to the long term success of the corporation is through share ownership. The Board has established share ownership guidelines for non-employee directors which must be met within five years of being elected as a director. The Share Ownership Guidelines require the Chair of the Board of Directors to own $660,000 of equity in the Corporation and the remaining directors to own $330,000 of equity in the Corporation, in each case represented by NAEP Common Shares and/or Directors’ Deferred Share Units (“DSUs”). Such ownership level must be achieved within five years of the initial appointment or election as a director. The achievement of the share ownership threshold is facilitated by the requirement for the directors to receive 50% of their annual fixed remuneration in the form of DSUs. Once the share ownership threshold is achieved, the number of NAEP Common Shares and DSUs representing the compliance level must be held for at least 30 days to qualify. Thereafter that number of NAEP Common Shares or DSUs must be maintained in order to remain compliant, regardless of a subsequent decrease in NAEP Common Share price. All current directors comply with these Share Ownership Guidelines.

Board and Committee Membership

Over the course of the 2013 fiscal year the following non-employee directors served on the following committees:

Committee Members	Audit	HRCC	Risk	Governance
George R. Brokaw	✓		✓	✓
John A. Brussa		✓		✓
Peter R. Dodd			✓	✓
Carl F. Giesler Jr.	✓	✓
John D. Hawkins	✓			✓**
William C. Oehmig		✓	✓*
Allen R. Sello	✓*	✓
Jay W. Thornton	✓		✓
Peter W. Tomsett		✓*	✓
K. Rick Turner	✓			✓
Ronald A. McIntosh	✓		✓	✓**

*	denotes Chairperson

**	Ronald A. McIntosh replaced John D. Hawkins as chair of the Governance Committee effective upon Mr. Hawkins’ retirement from the board on September 19, 2012

Director Meeting Attendance

The following chart illustrates the attendance by directors at board and committee meetings during the 2013 fiscal year.

	Audit	HRCC	Governance	Risk	Board
George Brokaw	2 of 2	N/A	2 of 2	7 of 7	11 of 11
John Brussa	N/A	0 of 1	0 of 1	N/A	3 of 5
Peter Dodd	0 of 0	N/A	0 of 0	1 of 1	1 of 2
Carl Giesler	3 of 3	3 of 3	N/A	N/A	9 of 9
Ron McIntosh	2 of 2	N/A	3 of 4*	3 of 4	11 of 11*
John Hawkins	2 of 2	N/A	2 of 2*	N/A	8 of 8
William Oehmig	N/A	4 of 4	N/A	7 of 7*	9 of 11
Allen Sello	4 of 4*	4 of 4	N/A	N/A	11 of 11
Jay Thornton	2 of 2	N/A	N/A	5 of 5	6 of 6
Peter Tomsett	N/A	4 of 4*	N/A	7 of 7	11 of 11
K. Rick Turner	4 of 4	N/A	4 of 4	N/A	11 of 11

*	Denotes Chair (Governance chair changed from J. Hawkins to R. McIntosh on September 19, 2012)

N/A:	not on Committee

Compensation Summary

The following table summarizes all fees paid to non-employee directors during the 2013 fiscal year.

Name	Board Retainer ($)	Committee Chair Retainer ($) (a)	Board/ Committee Attendance Fees ($)	Fees paid in Cash ($)	Fees paid in Share based awards ($) (b)	Total Fees Earned ($)
George Brokaw	110,000	—	41,500	10,000	141,500	151,500
John Brussa	20,549	—	4,500	12,525	12,525	25,049
Peter Dodd	6,951	—	3,000	4,975	4,975	9,951
Carl Giesler	103,049	—	21,000	—	124,049	124,049
Ron McIntosh	220,000	—	20,000	130,000	110,000	240,000
John D. Hawkins (c)	51,712	2,351	18,000	36,031	36,031	72,063
William C. Oehmig (d)	110,000	5,000	38,500	10,000	143,500	153,500
Allen R. Sello (e)	110,000	12,000	27,000	88,000	61,000	149,000
Jay Thornton	89,451	—	18,000	53,725	53,725	107,451
Peter W. Tomsett (f)	110,000	9,000	41,500	85,250	75,250	160,500
K. Rick Turner	110,000	—	27,000	68,500	68,500	137,000

Total	1,041,712	28,351	260,000	499,007	831,056	1,330,063

(a)	The Chair of each Committee must take 50% of their additional annual retainer for serving as Chair in DSUs.

(b)	Amounts reflect grant date fair value of DSUs as calculated in accordance with the deferred share unit plan.

(c)

Mr. Hawkins was the Chair of the Governance Committee until September 19, 2012 and received a pro-rated portion of the chairman fee of $5,000. Ron McIntosh was the chair of the Governance Committee for the remainder of fiscal year 2013, but as chair of the board he receives no additional remuneration for serving as chair of the Governance Committee.

(d)	Mr. Oehmig was the Chair of the Risk Committee for fiscal year 2013.

(e)	Mr. Sello was the Chair of the Audit Committee for fiscal year 2013.

(f)	Mr. Tomsett was the Chair of the Human Resources & Compensation Committee for fiscal year 2013.

Mr. McIntosh, the Chairman of the Board, received a retainer from April 1, 2012 to March 31, 2013 paid at a rate of $220,000 per annum. The Chairman is not eligible to receive annual bonuses and at least 50% of his annual retainer is to be paid in DSUs. Mr. McIntosh elected to have 50% of his retainer paid in DSUs for fiscal 2012.

Mr. Ruston and Mr. Ferron were members of management of NAEP and did not receive any additional remuneration for their roles as directors of the Corporation.

Directors’ Deferred Share Unit Plan

The Corporation’s Directors’ Deferred Share Unit Plan (“DSU Plan”) was approved on November 27, 2007 by the Corporation’s Board of Directors and became effective on January 1, 2008. The DSU Plan is administered by the Human Resources & Compensation Committee. DSUs under the DSU Plan may be granted to each member of the Board of Directors of the Corporation (the “Participant”) who is not an employee or officer of the Corporation and its affiliated entities. The DSU Plan provides that the Participant receives 50% (or if they choose, up to 100%) of their fees in the form of DSUs. In addition, directors may elect any amount of their variable compensation (i.e. meeting fees) to be paid in the form of DSUs. DSUs vest immediately upon grant and may be redeemed when a non-employee director ceases to hold office. In the event a director ceases to hold office, all DSUs will be redeemed by the Corporation within 21 days following: (a) in the case of directors that are U.S. taxpayers, the date of such termination; and (b) in the case of all other directors, by December 1 of the calendar year immediately following the year by which such termination takes place (unless an earlier date is elected by the director after termination). A Participant has no further rights respecting any DSU which has been redeemed. Please refer to the DSU plan document for additional information on the DSU plan.

Director Compensation Table

The following chart summarizes all amounts of compensation provided to directors in the format required by form 51-102F6.

Name	Fiscal Year	Fees Earned ($)	Share Based Awards ($)	Option Based Awards ($)	Annual Incentive Plan ($)	Long Term Incentive Plan ($)	Pension Value ($)	All Other Comp ($)	Total Comp ($)
George Brokaw	FY2013	10,000	141,500	Nil	N/A	N/A	N/A	Nil	151,500
John Brussa	FY2013	12,525	12,525	Nil	N/A	N/A	N/A	Nil	25,049
Peter Dodd	FY2013	4,975	4,975	Nil	N/A	N/A	N/A	Nil	9,951
Carl Giesler	FY2013	—	124,049	Nil	N/A	N/A	N/A	Nil	124,049
Ron McIntosh	FY2013	130,000	110,000	Nil	N/A	N/A	N/A	Nil	240,000
John Hawkins	FY2013	36,031	36,031	Nil	N/A	N/A	N/A	Nil	72,063
William Oehmig	FY2013	10,000	143,500	Nil	N/A	N/A	N/A	Nil	153,500
Allen Sello	FY2013	88,000	61,000	Nil	N/A	N/A	N/A	Nil	149,000
Jay Thornton	FY2013	53,725	53,725	Nil	N/A	N/A	N/A	Nil	107,451
Peter Tomsett	FY2013	85,250	75,250	Nil	N/A	N/A	N/A	Nil	160,500
K. Rick Turner	FY2013	68,500	68,500	Nil	N/A	N/A	N/A	Nil	137,000

Outstanding Share-Based Awards and Option-Based Awards

The following table summarizes the number and value of outstanding share-based awards and option-based awards as at the end of the 2013 fiscal year.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($) (a)	Number of Shares or Units of Shares That Have Not Vested ($) (b)	Market Payout Value of Share- Based Awards That Have Not Vested ($) (b)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($) (C)
George R. Brokaw	27,760	5.00	29-Jun-16	Nil	Nil	Nil	449,367

Martin Ferron	750,000	2.79	14-Jun-22	50,246	Nil	Nil	N/A

William C. Oehmig	Nil	N/A	N/A	Nil	Nil	Nil	573,285

Allen R. Sello	27,760	5.00	23-Feb-16	Nil	Nil	Nil	264,018

Peter W. Tomsett	27,760	16.75	14-Sep-16	Nil	Nil	Nil	454,919

K. Rick Turner	5,552	5.00	26-Nov-13	Nil	Nil	Nil	281,330

Ronald A. McIntosh	70,000	5.00	22-Apr-14	Nil	Nil	Nil	474,086

Carl Giesler, Jr.	Nil	N/A	N/A	Nil	Nil	Nil	180,355

Jay Thornton	Nil	N/A	N/A	Nil	Nil	Nil	73,856

(a)

Amounts calculated as the March 31, 2013 closing price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.60, less the option exercise price multiplied by the number of option-based awards as of March 31, 2013.

(b)	DSUs granted to Director’s vest immediately, therefore there are no units of shares that have not vested.

(c)

Amounts calculated as the number of share-based awards (DSUs or NAEP Common Shares as applicable) granted, multiplied by the March 31, 2013 volume-weighted average price of the NAEP Common Shares on the Toronto Stock Exchange, which was $4.65.

CORPORATE GOVERNANCE

Board of Directors

The National Policy 58-201 – “Corporate Governance Guidelines of the Canadian Securities Administrators” recommends that boards of directors of reporting issuers be composed of a majority of independent directors. With seven of the eight directors proposed to be nominated considered independent, the Board of Directors is composed of a majority of independent directors. The Chairman of the Board, Mr. McIntosh, is an independent director. Martin R. Ferron is considered to have a material relation with the Corporation by virtue of his executive officer position with the Corporation and is therefore not independent. Although Mr. Giesler has a relationship with a major shareholder of the Corporation, that shareholder does not receive any payments in relation to consulting services, Mr. Giesler does not in his individual capacity provide any consulting services to the Corporation, for a fee or otherwise, and in the facts and circumstances applicable to Mr. Giesler, he is not an affiliated entity of the Corporation. The Board of Directors has determined that each of the directors, other than Martin R. Ferron, is an independent director within the meaning of the rules of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws.

In order to facilitate open and candid discussion among the Corporation’s independent directors, the Board holds in-camera sessions which exclude the non-independent directors. In-camera meetings are held whenever necessary as part of the regularly scheduled board meetings. In the 2013 fiscal year, the number of board meetings included such in-camera sessions, and except for the in-camera sessions, there were no separate meetings of independent board members that took place (update).

The following table outlines the independence, as defined in the standards established by the CSA, of director nominees, as at the date of the Circular.

Director or Nominee	Independent		Non-Independent	Reason for Non-Independence
Martin R. Ferron			✓	President & CEO

Carl F. Giesler, Jr.		✓

Ronald A. McIntosh	✓

William C. Oehmig	✓

Allen R. Sello	✓

Jay W. Thornton	✓

Peter W. Tomsett	✓

K. Rick Turner	✓

Directorships with Other Issuers

Currently, the following directors serve on the boards or act as trustees of other public companies, as listed below. As of the date of this Circular no directors of the corporation sit together on Boards of other public corporations.

Name	Name of Reporting Issuer	Exchange	From
Ronald A. McIntosh	Advantage Oil & Gas Ltd. (a)	TSX	September 1998

Peter W. Tomsett	Silver Standard Resources Inc.	TSX, NASDAQ	November 2006

	Talisman Energy Inc.	TSX, NYSE	December 2009

	African Barrck Gold plc	LSE	April 29, 2013

K. Rick Turner	Energy Transfer Equity, L.P.	NYSE	February 2006

	AmeriGas Partners, L.P.	NYSE	March 2012

Jay W. Thornton	Xinergy Ltd.	TSX	May 2012

(a)

Advantage Oil & Gas Ltd. is a wholly-owned subsidiary of Advantage Energy Income Fund, an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to a Trust Indenture on April 17, 2001.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation had any outstanding indebtedness to the Corporation or any of its subsidiaries during the 2013 fiscal year or as at the date of this Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation at any time since the beginning of the Corporation’s last completed fiscal year, no proposed nominee for election as a director nor any associate or any affiliate of any such director, officer or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting. Furthermore, no informed person (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last fiscal year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries or affiliates, except as disclosed below.

Orientation and Continuing Education

The Governance Committee, in conjunction with the Board Chair and the Chief Executive Officer of the Corporation, is responsible for ensuring that new Directors are provided with an orientation and education about the business of the Corporation. New directors are provided with written information about the duties and obligations of directors, the structure and role of the Board and its Committees, the Board’s mandate, Committee Charters, compliance requirements for directors, corporate policies as well as agendas and minutes for recent Board and Committee meetings and opportunities for meetings and discussion with senior management and other directors. The goal is to ensure that new directors fully understand the nature and operation of the Corporation’s business.

Management encourages the directors to attend relevant education and development opportunities to improve their skills and abilities to carry out the role as a director at the Corporation. Expenses associated with attendance at seminars, conferences and education sessions and/or membership to the Institute of Corporate Directors are reimbursed by the corporation.

Management has provided two sources of training and industry seminars which have been placed on the director extranet site and are updated regularly:

(a)	Industry Conferences – Management updates this list as conferences are scheduled.

(b)	Access to the Institute of Corporate Directors website – This website offers current information for directors and a variety of development opportunities.

Code of Conduct and Ethics Policy

In order to ensure that directors exercise independent judgment and to encourage and promote ethical standards and behaviour, the Board of Directors has a written Code of Conduct and Ethics Policy (the “Code”) setting out general statements of conduct and ethical standards to be followed by all of the Corporation’s personnel. A copy of the Code may be obtained at the Corporation’s website at www.nacg.ca.

In order to ensure compliance with the Code, the Board of Directors and the Corporation have implemented an ethics reporting policy (the “Reporting Policy”), a copy of which may be obtained at the Corporation’s website at www.nacg.ca. The objectives of the Reporting Policy are to (i) provide a means of reporting non-compliance with the Code and (ii) to comply with the Sarbanes Oxley Act and securities regulations. Under the Reporting Policy, the Corporation’s personnel are required to report any conduct which they believe, in good faith, to be a violation or apparent violation of the Code. The Corporation keeps the identity of the person making the report for every reported violation confidential, except as otherwise required by law, and a copy of all reported violations are confidential until action is taken to correct the violation, at which time the violation may become known (but not the identity of the individual filing the report). The Policy further provides that there is not to be any retaliation against the reporter.

The Corporation has the option to report violations of the Code either internally or externally in the following ways:

(a)	internal reporting is through a supervisor, the Corporation’s executive or its Board of Directors and its Committees;

(b)	effective anonymous reporting is through an independent ethics reporting firm; or

(c)	directly to the Chairman of the Board or Audit Committee Chair.

In all cases there are two reviewers for each reported violation, which ensures an effective independent review and a control over segregation of reviewing responsibility to ensure that reported violations are investigated appropriately and thoroughly. For serious violations of the Code, the Audit Committee Chair or the Board Chair will be advised immediately of the reported violation. All reported violations are summarized and provided to the Audit Committee at least quarterly. The Audit Committee Chair and the Board Chair will have access, at all times, to the status and content of Reported Violations.

The Code provides additional safeguards to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest by requiring that all personnel avoid any activity which creates or gives the appearance of a conflict of interest between an individual’s personal interests and the Corporation’s interests. Specifically, the Code provides that, unless a waiver is granted, no personnel shall (i) seek or accept any personal loan or guarantee of any obligation or services from any outside business, (ii) act as a consultant or employee of or otherwise operate an outside business if the demands of the outside business would interfere with the employee’s responsibilities to the Corporation, (iii) conduct business on behalf of the Corporation with a close personal friend or immediate family member, or (iv) take for themselves opportunities that arise through the use of the Corporation’s property or information or through their position within the Corporation.

Assessment of Board Effectiveness

The Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution through a two-step process. Firstly, the Governance Committee makes such assessment on a semi-annual basis based upon the observations of the members of the Governance Committee. The Governance Committee then determines whether any corrective actions, such as changes to committee membership, additional board recruitment or special education or training, are advisable and presents its recommendations to the Board. Secondly, the members of the Board undergo a formal peer review process at least every two years. The Governance Committee has developed, and periodically revises, a form of questionnaire that is completed by board members anonymously. The questionnaire addresses matters of board, committee and individual efficiency, structure, workload, competency, skills, leadership, communication, diligence and other such matters. The Governance Committee receives the results of the questionnaire and determines whether the results indicate that corrective action is advisable. It then makes recommendations to the Board in that regard.

Position Descriptions for the Chairman of the Board of Directors and Committee Chairs

The Chairman of the Board of Directors (the “Board Chair”) reports to the Board of Directors and shareholders and provides leadership to the Board of Directors relating to the effective execution of all Board responsibilities. The Board Chair is a non-management director and the Board Chair’s performance will be measured against the effectiveness with which the Board functions, including satisfaction of Board members regarding the functioning of the Board.

Specifically, the Board Chair has the responsibility to, amongst other things:

(a)	provide leadership in ensuring that the Board works harmoniously as a cohesive team;

(b)	facilitate the Board functioning independently of management by ensuring that the Board meets regularly without management and by engaging outside advisors as required;

(c)

provide guidance to the Board and management to ensure that the responsibilities of the Board are well understood by both the Board and management and that the boundaries between Board and management responsibilities are clearly understood and respected;

(d)	attend committee meetings and communicate with directors between meetings as required;

(e)	establish procedures to govern the function of the Board;

(f)	assist the Governance Committee in implementing the Board assessment;

(g)	lead in continuous improvement of Board processes;

(h)	upon the recommendation of the Governance Committee, approach new candidates to serve on the Board;

(i)	represent shareholders and the Board to management and represent management to the Board and shareholders;

(j)

work with the Board and the Chief Executive Officer to ensure that the Corporation is building a healthy governance culture, assist in effective communication between the Board and management, maintain regular contact with the Chief Executive Officer, and serve as advisor to the Chief Executive Officer and other senior officers;

(k)	act as the Chair for annual and special meetings of the shareholders; and

(l)	receive concerns addressed to the Board from stakeholders about the Corporation’s corporate governance, business conduct and ethics or financial practices.

The Chair of each of the Audit Committee, Human Resources & Compensation Committee, Governance Committee and Health, Safety, Environment and Business Risk Committee each has the responsibility to (i) provide leadership to the committee and to ensure that each of his or her respective Committees works harmoniously as a cohesive team, (ii) facilitate the committee functioning independently of management by meeting regularly without management and engaging outside advisors as required, (iii) communicate with Committee members between meetings as required, (iv) facilitate information sharing with other Committees as required, (v) lead in continuous improvement of committee processes, and (vi) assist in effective communication between the Committee and management. The Chair of each Committee determines the time, place and procedures for the Committee meetings, subject to requirements of the Committee’s charter.

Position Description for the Chief Executive Officer

The Corporation has developed a written position description for the Chief Executive Officer. The description provides that Chief Executive Officer is responsible for the successful management of the corporation and has the responsibility to:

(a)	report to and work with the Board of Directors so that it may fulfill its oversight role;

(b)	advise the Board of Directors in a timely manner of major issues and risks that may affect the corporation;

(c)	recommend to the Board the strategic direction of the corporation and implement approved operational and business plans;

(d)	provide the overall leadership, direction and management of the business operations to achieve the corporation’s goals and objectives;

(e)	allocate financial and human capital for the successful management and financial performance of the corporation;

(f)	foster a culture of integrity and set the ethical tone for the corporation;

(g)	establish the policies and procedures to effectively operate the corporation in an efficient and controlled manner;

(h)	monitor and manage the risks of the corporation;

(i)	recommend to the Board any acquisition, merger, divestiture and the entry or exit of any business unit of the corporation;

(j)	establish the corporate structure and major accountabilities;

(k)	oversee the relationship between the corporation and the public; and

(l)	develop, supervise and evaluate the executive officers and recommend to the Human Resources & Compensation Committee the selection and compensation of executive officers.

BOARD COMMITTEES

AUDIT COMMITTEE

The Audit Committee recommends independent public accountants to the Board of Directors, reviews the quarterly and annual financial statements and related management discussion and analysis (“MD&A”), press releases and auditor reports, and reviews the fees paid to our auditors. The Audit Committee approves quarterly financial statements and recommends annual financial statements for approval to the Board. In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities the Board of Directors has affirmatively determined that our Audit Committee is composed solely of independent directors. The Board of Directors has determined that Mr. Allen R. Sello is the audit committee financial expert, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our Board of Directors has adopted a written charter for the Audit Committee that is available on the Corporation’s website (www.nacg.ca). The Audit Committee is currently composed of Messrs. Giesler, Sello, Thornton and Turner, with Mr. Sello serving as Chairman. Based on their experience, each of the members of the Audit Committee is financially literate. The members of the audit committee have significant exposure to the complexities of financial reporting associated with the Corporation and are able to provide due oversight and provide the necessary governance over our financial reporting.

Further information with respect to the Audit Committee can be found in the Corporation’s most recent Annual Information Form, under the heading “The Board and Board Committees”, which is available on

SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca.

Our auditors are KPMG LLP. Our Audit Committee pre-approved the engagement of KPMG to perform the audit of our financial statements for the year ended March 31, 2013. The fees we have paid to KPMG for services rendered by them include:

(a)

Audit Fees – KPMG billed us $878,005, $1,139,900 and $1,130,800 for audit fees during the years ended March 31, 2013, 2012 and 2011, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of compliance and internal controls over financial reporting, related audit work in connection with registration statements and other filings with various regulatory authorities, and quarterly interim reviews of the consolidated financial statements.

(b)	Audit Related Fees – No audit related fees were incurred for the years ended March 31, 2013, 2012 and 2011, respectively.

(c)	Tax Fees – No income tax advisory and compliance services fees were incurred for the years ended March 31, 2013, 2012 and 2011, respectively.

HUMAN RESOURCES & COMPENSATION COMMITTEE

The Human Resources & Compensation Committee is charged with the responsibility for supervising executive compensation policies for the Corporation and its subsidiaries, administering the employee incentive plans, reviewing officers’ salaries, approving significant changes in executive employee benefits and recommending to the Board such other forms of remuneration as it deems appropriate. In accordance with the listing requirements of the New York Stock Exchange applicable to U.S. domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Human Resources & Compensation Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Committee that is available on the Corporation’s website (www.nacg.ca). The Committee is currently composed of Messrs. Giesler, Oehmig, Sello and Tomsett, with Mr. Tomsett serving as Chairman. Meridian Compensation Partners LLC and Wynford Group, independent specialized compensation consultants, have been retained by the Corporation to assist in determining compensation for executive management and directors.

GOVERNANCE COMMITTEE

The Governance Committee is responsible for recommending to the Board of Directors proposed nominees for election to the Board of Directors by the shareholders at annual meetings, including an annual review as to the re-nominations of incumbents and proposed nominees for election by the Board of Directors to fill vacancies that occur between shareholder meetings, and making recommendations to the Board of Directors regarding corporate governance matters and practices. In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the Board of Directors has affirmatively determined that the Governance Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the Governance Committee that is available on the Corporation’s website (www.nacg.ca). The Governance Committee is currently composed of Messrs. McIntosh and Turner, with Mr. McIntosh serving as Chairman.

HEALTH, SAFETY, ENVIRONMENT AND BUSINESS RISK COMMITTEE

The Health, Safety, Environment and Business Risk Committee (the “HS&E Risk Committee”) is responsible for monitoring, evaluating, advising and making recommendations on matters relating to the health and safety of our employees, the management of our health, safety and environmental risks, due diligence related to health, safety and environment matters, as well as the integration of health, safety, environment, economics and social responsibility into our business practices. The HS&E Risk Committee is also responsible for overseeing all of the Corporations’ non-financial risks, approving the Corporation’s risk management policies, monitoring risk management performance, reviewing the risks and related risk mitigation plans within the Corporation’s strategic plan, reviewing and approving tenders and contracts greater than $50 million in expected revenue and any other matter where board guidelines require approval at a level above President and CEO, and reviewing and monitoring all insurance policies including directors and officer’s insurance coverage. The Board of Directors has affirmatively determined that the HS&E Risk Committee is composed solely of independent directors. The Corporation’s Board of Directors has adopted a written charter for the HS&E Risk Committee that is available on the Corporation’s website (www.nacg.ca). The HS&E Risk Committee is currently composed of Messrs. Oehmig, Thornton and Tomsett, with Mr. Oehmig serving as Chairman.

SPECIAL (CEO SEARCH COMMITTEE)

During the 2012 financial year, the board established a special committee consisting of George R. Brokaw, John A. Brussa, Ronald A. McIntosh, William C. Oehmig and Peter W. Tomsett. The purpose of this committee was to:

(a)	oversee the search for candidates for the position of President and Chief Executive Officer;

(b)	retain such search firms and other professional advisors as the CEO Search Committee may deem advisable from time to time;

(c)	oversee negotiations with respect to such employment agreements, indemnity agreements or other agreements as may be necessary or desirable as between the Corporation and any chosen candidate;

(d)	report to the Board, provide recommendations to the Board regarding candidates and generally provide such further advice as the Board may request from time to time

(e)	consider such further matters and take such other actions as the CEO Search Committee shall consider necessary or desirable in order to carry out its mandate; and

(f)	consider and provide recommendations to the full Board regarding any actions or potential actions by outside parties that would result in disruption to or modifications in the search process.

The nature of this committee’s work did not lend itself to keeping formal meeting attendance records or compensating the members based on attendance. Rather, compensation was set at the conclusion of the search process. On September 19, 2012, the Board authorized payment of $20,000 to Mr. McIntosh as chair of the committee and $10,000 to each of Messrs Brokaw, Oehmig and Tomsett, being the remaining members of the CEO Search Committee as at such date.

The Board may also establish other committees.

ADDITIONAL INFORMATION

Copies of the following documents are available upon written request to the Secretary of the Corporation at North American Energy Partners Inc., Suite 300, 18817 Stony Plain Road, Edmonton, Alberta, T7X 5A7:

(a)

the most recent Annual Report to Shareholders containing the audited consolidated financial statements for the year ended March 31, 2013 together with the accompanying Auditor’s Report and the annual MD&A;

(b)	this Information Circular; and

(c)	the most recent Annual Information Form.

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and the Corporation’s web site at www.nacg.ca. Financial information of the Corporation is provided in the Corporation’s audited consolidated financial statements and MD&A for the Corporation’s most recently completed fiscal year.

GENERAL

All matters referred to herein for approval by NAEP Shareholders require a simple majority of the NAEP Shareholders voting at the Meeting, whether in person or by proxy. Except where otherwise indicated, information contained herein is given as of the date hereof.

APPROVAL OF PROXY CIRCULAR

The undersigned hereby certifies that the contents and the distribution of this Information Circular have been approved by the Board of Directors of the Corporation.

DATED at Edmonton, Alberta, this 23rd day of August, 2013.

/s/ David Blackley
Chief Financial Officer

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on September 18, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Mountain Time, on Monday, September 16, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

+	+

Appointment of Proxyholder

I/We, being holder(s) of NORTH AMERICAN ENERGY PARTNERS INC hereby appoint: Martin R. Ferron, or failing him, David Blackley
Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of NORTH AMERICAN ENERGY PARTNERS INC to be held at Suite 300, 18817 Stony Plain Road NW, Edmonton, AB on Wednesday, September 18, 2013 at 4:00 pm (Mountain Time) (the “Meeting”) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Martin R. Ferron	☐	☐	02. Carl F. Giesler, Jr.	☐	☐	03. Ronald A. Mclntosh	☐	☐	Fold
04. William C. Oehmig	☐	☐	05. Allen R. Sello	☐	☐	06. Jay W. Thornton	☐	☐
07. Peter W. Tomsett	☐	☐	08. K. Rick Turner	☐	☐

	For	Withhold

2. Appointment of Auditors KPMG LLP are appointed as auditors of the Corporation for the ensuing year and the directors are authorized to fix their remuneration as such.	☐	☐

To transact such other business as may properly come before the Meeting or any adjournments thereof.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.